Great Rates, Friendly Service

05




Parkvale
Bank

Parkvale FINANCIAL CORPORATION





CONTENTS

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

Balance Sheet Data at June 30:	**2005**	**2004**	**2003**	**2002**	**2001**
Total assets	$ 1,875,844	$1,612,453	$1,642,803	$1,632,192	$ 1,407,864
Loans	1,198,070	1,015,078	1,241,779	1,217,639	1,113,264
Investment securities	485,102	497,946	230,570	212,940	145,017
Deposits	1,478,335	1,281,971	1,331,760	1,349,339	1,180,797
FHLB advances and other debt	240,257	190,403	174,157	147,996	119,316
Shareholders' equity	112,971	104,686	99,474	97,404	95,094
Book value per share	20.09	18.76	17.93	17.09	16.78

Operating Data for the year ended June 30:	**2005**	**2004**	**2003**	**2002**	**2001**
Total interest income	$ 77,522	$ 70,043	$ 86,030	$ 92,945	$ 93,956
Total interest expense	42,765	41,519	53,764	59,798	58,166
Net interest income	34,757	28,524	32,266	33,147	35,790
Provision for loan losses	229	(106)	308	205	320
Net interest income after provision for loan losses	34,528	28,630	31,958	32,942	35,470
Other income	8,176	8,068	8,045	10,660	4,642
Other expenses	25,597	22,346	24,566	27,828	18,587
Income before taxes	17,107	14,352	15,437	15,774	21,525
Income tax expense	5,440	4,336	4,908	5,344	7,524
Net income	$ 11,667	$ 10,016	$ 10,529	$ 10,430	$ 14,001
Net income per diluted share	$2.06	$1.77	$1.86	$1.81	$2.43

Other Selected Data (Statistical Profile): Year Ended June 30:	**2005**	**2004**	**2003**	**2002**	**2001**
Average yield earned on all interest-earning assets	4.64%	4.53%	5.49%	6.43%	7.40%
Average rate paid on interest-bearing liabilities	2.62	2.77	3.53	4.34	4.85
Average interest rate spread	2.02	1.76	1.96	2.09	2.55
Net yield on average interest-earning assets	2.08	1.84	2.06	2.30	2.82
Other expenses to average assets	1.46	1.39	1.51	1.87	1.42
Efficiency ratio	59.62	61.07	60.94	63.52	45.97
Return on average assets	0.67	0.62	0.65	0.70	1.07
Dividend payout ratio	38.83	40.68	38.71	39.78	29.63
Return on average equity	10.70	9.75	10.82	10.96	16.20
Average equity to average total assets	6.23	6.38	5.98	6.38	6.61

At June 30:	**2005**	**2004**	**2003**	**2002**	**2001**
One year gap to total assets	3.77%	-0.81%	-0.79%	-4.09%	3.37%
Intangibles to total equity	22.69	10.64	11.63	12.10	0.26
Shareholders' equity to assets ratio	6.02	6.49	6.06	5.97	6.75
Ratio of nonperforming assets to total assets	0.47	0.49	0.61	0.32	0.39
Nonperforming assets	$8,815	$7,953	$9,979	$5,186	$5,421
Allowance for loan losses as a % of gross loans	1.25%	1.34%	1.20%	1.26%	1.19%
Number of full-service offices	46	39	39	38	33

2005

The year 2005 was in many respects a very good year for Parkvale. We accomplished a great deal of what we set out to do at the beginning of the year and we have generated positive momentum as a result. The acquisition of Advance Financial Bancorp in December 2004 greatly assisted all divisions of the Bank to either meet or exceed expectations. While our results are not yet what we want them to be, we are certainly on the right track.



ROBERT J. McCARTHY, JR.
President and Chief Executive Officer

Parkvale Financial Corporation's net income for the fiscal year ended June 30, 2005 was $11.7 million or $2.06 per share, up 16.4% from net income of $10.0 million or $1.77 per share for the previous year. Return on average equity was 10.70%, up from 9.75% for fiscal year 2004. Our five-year return on average equity was 11.69%. Total assets for the year increased 16.3% or $263 million to $1.9 billion.

There are a number of factors that contributed to earnings for the year. Although a $1.1 million or 14.1% increase in non-interest income (excluding gains on the sale of investment securities) along with our long-standing ability to control operating expenses were major factors, the primary reason for Parkvale's earnings growth was a $6.2 million or 21.9% increase in net interest income. The increase in net interest income occurred despite a flat yield curve and a fiercely competitive retail marketplace. The Bank's investments, loan originations and loan purchases made during the year were predominately of a short or medium-term nature. As a result of this strategy, Parkvale maintained a positive one, three and five year "gap ratio" at June 30, 2005, which should have the effect of increasing net interest income in a rising rate environment.

Our 2005 results are the first to include the acquisition of Advance Financial Bancorp (AFB), a well-run financial institution with five offices located in southeastern Ohio (Belmont and Jefferson Counties) and two offices in Brooke County, West Virginia. Among other things, this union which combines two companies with similar cultures, provides exciting growth potential that will ultimately enhance franchise value as the Bank develops new lending markets, adds new depositors and allows for additional cross-selling opportunities. Through a tremendous effort on the part of many dedicated employees from both organizations, the operations of AFB were successfully integrated into our systems and processes on February 22, 2005. The acquisition, which was accretive to earnings from day one, increased the number of community offices to 46.

The substantial growth in the loan portfolio during 2005 was primarily attributable to the AFB acquisition. The Bank's total loan portfolio at June 30, 2005 of $1.2 billion, represents an increase of $183 million or 18.0% from the prior year. Consumer loans were $187.8 million at June 30, 2005, up $44.3 million or 30.9% from a year ago. The bulk of this increase was $34.0 million of direct and indirect auto loans acquired or originated by AFB. Commercial loans, an area of the portfolio that we continue to emphasize, grew to $48.3 million, up 24.3% from June 2004. This strong growth has not diminished asset quality. At June 30, 2005, our ratio of non-performing assets to total assets was 0.47%, down slightly from last year, and our allowance for loan losses was 1.25% of total loans. Both ratios exceed peer group averages.

During fiscal 2005, total deposits grew by 15.3% or $196 million. Without the merger, total certificates of deposits would have decreased as Parkvale continued its emphasis on growing transaction accounts and reducing our reliance on longer term (over 48 months), higher rate certificates of deposit. The decrease in longer-term certificates was replaced during the year with a $30 million increase in Federal Home Loan Bank Advances with a weighted average fixed rate and maturity of 4.40% and 10+ years, respectively, rates and terms seldom available in the retail marketplace. For the customer desiring a short to intermediate investment, the Bank developed during fiscal 2004 and continues to market "Lucky 7's" Certificates of Deposit with maturities of 7, 17 and 27 months at attractive rates and as a vehicle for cross selling transaction accounts. The 12.8% or $71.9 million increase in core deposits (savings, money market and checking accounts) provided many opportunities to cross sell complementary products and services such as direct deposit, debit cards, investment and insurance services and various consumer loan products. Our non-interest income related to deposits increased 27.5% or $1.2 million from the prior year.

You will not find Parkvale's most important asset on our balance sheet. The key to our past success and the future of this company are our people. As I have noted before, the loyalty and tireless efforts of our employees never ceases to amaze me. Their initiative and "can do" attitude produced an other expense to average assets ratio of 1.46%, up slightly from last year's 1.39% as a result of the recent acquisition, but still significantly below our peer group's average.

Parkvale Financial Services (PFS) also had a very good year. PFS, which offers a full array of non-deposit investment products including stocks, bonds, mutual funds, fixed and variable annuities, generated product sales of $27 million during the year, of which 68%, we are happy to say, came from sources outside of the Bank. Through an arrangement with several insurance companies, PFS expanded its life insurance product line to include homeowner and automobile insurance. While the net income from selling homeowners and automobile insurance was negligible for 2005, the availability of these complementary services shows our commitment to building customer relationships. As a result of a number of requests from current customers, PFS will begin offering wealth management services during fiscal 2006. The Wealth Management Group will focus on providing customized financial planning and investment management services which we believe is a natural extension of PFS's current activities.

Parkvale's continued profitability and "well capitalized" regulatory classification has allowed us to continue our corporate strategy of controlled growth and investing in technologies that will make us more efficient in the future. The acquisition of AFB during the year, as well as the anticipated opening of our 47th office at the Greengate Centre Mall in Greensburg, Pennsylvania, are examples of our controlled growth strategy. Despite a difficult economic environment, we continue to make additional investments in our technology infrastructure. We have expanded "Parkvale Online", a convenient and efficient way for customers to access their accounts and/or pay bills 24-hours a day, and to apply for both mortgage and consumer loans through the Internet. This online loan application process, which is in the final testing stage, will be available in the Fall of 2005.

One of the core values of our company is to ensure the continued viability of communities in which we have a physical presence. Being part of a community is like being part of a team where working together to reach a common goal really matters. We are proud of our proactive efforts to improve the quality of life in the communities we serve. You will find us working closely with numerous neighborhood groups, providing energy and talent as well as programs and financial support. Additionally, we are very proud that the combined efforts of our employees' community outreach this past year won several awards for the Bank. We hope you will read about their achievements on pages 36, 37 and 38.

We are excited about our prospects for the future. We realize the most critical challenge facing our industry and Parkvale is revenue growth. Our growing presence will afford us many opportunities to attract new customers as their primary financial services provider. Our team is committed to making Parkvale a great place to work, to making our communities better places to live and to doing everything possible to create long-term value for our shareholders.

On behalf of our Board of Directors and senior management, I thank our staff for their exceptional dedication and our shareholders for their continued support.

Sincerely,



Robert J. McCarthy, Jr.
President and Chief Executive Officer
September 6, 2005

Great Rates,
Friendly Service

The purpose of this discussion is to summarize the financial condition and results of operations of Parkvale Financial Corporation ("Parkvale") and provide other information which is not readily apparent from the consolidated financial statements included in this annual report. Reference should be made to those statements, the notes thereto and the selected financial data presented elsewhere in this report for a complete understanding of the following discussion and analysis.

Financial Condition

Parkvale's average interest-earning assets increased $123.3 million for the year ended June 30, 2005 over fiscal year 2004. This increase is primarily the result of the acquisition of Advance Financial Bancorp ("AFB" or "Advance").

Acquisition

On December 31, 2004, Parkvale completed the acquisition of 100% of the voting equity interests of Advance. The acquisition of loans and deposits complements Parkvale's existing portfolio and expanded the branch network into a new area west of the existing footprint in southwestern Pennsylvania. Advance Financial Savings Bank operated seven branch office locations in Belmont and Jefferson Counties in Ohio and Brooke County, West Virginia, which are now operated as Parkvale Bank offices. The acquisition was accounted for as a purchase business combination, and Advance's operations were included in the consolidated statement of operations effective January 1, 2005. All shareholders of Advance received $26 per share or an aggregate $36.0 million. Payments to former option holders and transaction costs increased the total consideration paid to $38.7 million. The fair value of assets acquired included $51.1 million of investments and cash, $250.9 million of loans with $268.7 million of deposits assumed. Core deposit intangibles valued at $4.6 million represent 4.7% of core deposit accounts and the premium's expected amortization period is 8.94 years. The resulting goodwill of $18.1 million is not subject to periodic amortization. After the effects of prior AFB acquisitions are considered, goodwill and amortizing core deposit intangibles aggregating $17.0 million at June 30, 2005 are not deductible for federal income tax purposes. The AFB values were estimated at December 31, 2004 and were revised at March 31, 2005 and June 30, 2005 to reflect better information concerning the acquired portfolios.

Asset and Liability Management Condition

Parkvale functions as a financial intermediary, and as such, its financial condition should be examined in terms of its ability to manage interest rate risk ("IRR") and diversify credit risk.

Parkvale's asset and liability management ("ALM") is driven by the ability to manage the exposure of current and future earnings and capital to fluctuating interest rates. This exposure occurs because the present value of future cash flows, and in many cases the cash flows themselves, change when interest rates change. One of Parkvale's ALM goals is to minimize this exposure.

IRR is measured and analyzed using static interest rate sensitivity gap indicators, net interest income simulations and net present value sensitivity measures. These combined methods enable Parkvale's management to regularly monitor both the direction and magnitude of potential changes in the pricing relationship between interest-earning assets and interest-bearing liabilities.

Interest rate sensitivity gap analysis provides one indicator of potential interest rate risk by comparing interest-earning assets and interest-bearing liabilities maturing or repricing at similar intervals. The gap ratio is defined as rate-sensitive assets minus rate-sensitive liabilities for a given time period divided by total assets. Parkvale continually monitors gap ratios, and within the IRR framework and in conjunction with net interest income simulations, implements actions to reduce exposure to fluctuating interest rates. Such actions have included maintaining high liquidity, increasing the repricing frequency of the loan portfolio and lengthening the overall maturities of interest-bearing liabilities. Management believes these ongoing actions minimize Parkvale's vulnerability to fluctuations in interest rates. The one-year gap ratio changed from -0.81% as of June 30, 2004 to 3.77% as of June 30, 2005, and the five-year gap ratio was 9.30% at June 30, 2004 versus 19.25% as of June 30, 2005. The increase in the positive GAP ratios is due to an increase in cash, investments and adjustable rate mortgages, as well as an extension of long-term borrowings.

Gap indicators of IRR are not necessarily consistent with IRR simulation estimates. Parkvale utilizes net interest income simulation estimates under various assumed interest rate environments to more fully capture the details of IRR. Assumptions included in the simulation process include measurement over a probable range of potential interest rate changes, prepayment speeds on amortizing financial instruments, other imbedded options, loan and deposit volumes and rates, nonmaturity deposit assumptions and management's capital requirements. The estimated impact on projected net interest income in fiscal 2006 assuming an immediate shift in current interest rates, would result in the following percentage changes over fiscal 2005 net interest income +100 basis points ("bp"), +12.8%; +200 bp, +4.7%; -100 bp, +14.2%; -200 bp, +2.9%. This compares to projected net interest income for fiscal 2005 made at June 30, 2004 of: +100 bp, +11.9%; +200 bp, +1.6%; -100 bp, +9.1%; -200 bp, -5.3%. The fluctuation in projected net interest income between fiscal 2005 and 2004 is reflective of the flatter yield curve and lower long-term rates during fiscal 2005.

Asset Management. A primary goal of Parkvale's asset management is to maintain a high level of liquid assets. Parkvale defines the following as liquid assets: cash, federal funds sold, certain corporate debt maturing in less than one year, U.S. Government and agency obligations maturing in less than one year and short-term bank deposit accounts. The average daily liquidity was 17.8% for the quarter ended June 30, 2005. During fiscal 2005, Parkvale's investment strategy in addition to maintaining high liquidity, was to purchase high quality investment securities and single-family adjustable rate mortgage ("ARM") loans to enhance yields and reduce the risk associated with rate volatility. Such investments were purchased primarily with maturity or reset dates in 3 to 5 years. If interest rates were to fall, net interest income may decrease if the yield on liquid assets and ARM loans were to fall faster than liabilities would reprice.

Parkvale's lending strategy has been designed to shorten the average maturity of its assets and increase the rate sensitivity of its loan portfolio. In fiscal 2005, 2004 and 2003, 86.7%, 89.7% and 90.6%, respectively, of mortgage loans originated or purchased were adjustable-rate loans. Parkvale has continually emphasized the origination and purchase of ARM loans. ARMs totaled $704.5 million or 72.9% of total mortgage loans at June 30, 2005 versus $666.9 million or 79.5% of total mortgage loans at June 30, 2004. To supplement local mortgage originations, Parkvale purchased loans aggregating $126.9 million, $227.1 million and $619.1 million in fiscal 2005, 2004 and 2003, respectively, from mortgage bankers and other financial institutions. The loan packages purchased were predominately 3/1 and 5/1 ARMs. All of the 2005 and 2004 purchases were ARMs. The practice of purchasing loans in the secondary market is expected to continue in fiscal 2006 when liquidity exceeds targeted levels. At June 30, 2005, Parkvale had commitments to purchase $21.6 million of 3/1 ARMs and to originate mortgage loans totaling $4.1 million and commercial loans of $4.9 million. Commitments to fund construction loans in process at June 30, 2005 were $20.3 million. Such commitments are expected to be funded from current liquidity and regular monthly loan payments.

Parkvale continues to increase its consumer loan portfolio through new originations. Home equity lines of credit are granted up to 120% of collateral value at competitive rates. In general, these loans have shorter maturities and greater interest rate sensitivity and margins than residential real estate loans. At June 30, 2005 and 2004, consumer loans were $187.8 million and $143.5 million which represented a 30.9% increase and a 5.9% decrease over the balances at June 30, 2004 and 2003, respectively, with fixed-rate second mortgage loans totaling $73.9 million, $68.2 million and $74.2 million outstanding balances at June 30, 2005, 2004 and 2003, respectively, with average maturities of less than five years. The increase in fiscal 2005 is due primarily to $34.0 million of direct and indirect auto loans acquired or originated by AFB.

Investments in mortgage-backed securities and other securities, such as U.S. Government and agency obligations and corporate debt, are purchased to enhance Parkvale's overall net interest margin and to reduce credit risk concentration. All debt securities are classified as held to maturity, and are not available for sale nor held for trading.

Liability Management. Deposits are priced according to management's asset/liability objectives, alternate funding sources and competitive factors. A concentrated effort is made to extend the maturities of deposits by offering competitive rates for longer-term certificates. Certificates of deposits maturing after one year as a percent of total deposits are 33.9% at June 30, 2005 and 33.8% at June 30, 2004. Parkvale has also made a concentrated effort to increase low cost deposits by attracting new checking customers to our community branch offices. Checking accounts at June 30, 2005 and 2004 have increased by 11.0% and 5.1%, respectively. Parkvale's primary sources of funds are deposits received through its branch network, and advances from the Federal Home Loan Bank ("FHLB"). FHLB advances can be used on a short-term basis for liquidity purposes or on a long-term basis to support lending activities.

Contractual obligations:

Information concerning our future contractual obligations by payment due dates at June 30, 2005 is summarized as follows. Contractual obligations for deposit accounts do not include accrued interest. Payments for deposits other than time, noninterest-bearing deposits and money market, NOW and savings accounts, are based on our historical experience, judgement and statistical analysis, as applicable, concerning their most likely withdrawal behaviors.

(in 000's)	Due within one year	1-3 years	3-5 years	5+ years	Total
Deposits other than time	$ 85,795	$ 94,016	$115,816	$ 329,649	$ 625,276
Time deposits	339,184	335,581	84,586	80,381	839,732
Advances from FHLB	-	20,000	20,000	177,141	217,141
Trust preferred securities	-	-	-	32,200	32,200
Operating leases	1,793	2,003	1,324	4,218	9,338
Total	$ 426,772	$451,600	$221,726	$ 623,589	$1,723,687

Interest-Sensitivity Analysis. The following table reflects the maturity and repricing characteristics of Parkvale's assets and liabilities at June 30, 2005:

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

Interest-sensitive assets:	< 3 months	4-12 months	1-5 years	5+ years	Total
ARM and other variable rate loans	$ 187,904	$ 186,231	$ 418,298	$ 24,087	$ 816,520
Other fixed rate loans, net (1)	12,490	39,236	183,294	161,383	396,403
Variable rate mortgage-backed securities	1,193	1,194	29,191	-	31,578
Fixed rate mortgage-backed securities (1)	392	1,177	8,998	1,160	11,727
Investments and Federal funds sold	114,294	87,181	293,055	29,807	524,337
Equities, primarily FHLB	8,869	4,808	19,060	1,154	33,891
Total interest-sensitive assets	$ 325,142	$ 319,827	$ 951,896	$ 217,591	$1,814,456
Ratio of interest-sensitive assets to total assets	17.3 %	17.1 %	50.7 %	11.6 %	96.7 %
Interest-sensitive liabilities:					
Passbook deposits and club accounts (2)	$ 31,018	$ 34,726	$ 41,238	$ 133,859	$ 240,841
Checking accounts (3)	27,719	15,290	30,578	195,790	269,377
Money market deposit accounts	27,058	44,000	44,000	-	115,058
Certificates of deposit	133,657	205,527	420,166	79,974	839,324
FHLB advances and other borrowings, including trust preferred securities	55,221	-	125,500	90,583	271,304
Total interest-sensitive liabilities	$ 274,673	$ 299,543	$ 661,482	$ 500,206	$1,735,904
Ratio of interest-sensitive liabilities to total liabilities and equity	14.6 %	16.0 %	35.2 %	26.7 %	92.5 %
Ratio of interest-sensitive assets to interest-sensitive liabilities	118.4 %	106.8 %	143.9 %	43.5 %	104.5 %
Periodic Gap to total assets	2.69 %	1.08 %	15.48 %	(15.06) %	4.19 %
Cumulative Gap to total assets	2.69 %	3.77 %	19.25 %	4.19 %	

(1) Includes total repayments and prepayments at an assumed rate of 18% per annum for fixed-rate mortgage loans and mortgage-backed securities, with the amounts for other loans based on the estimated remaining loan maturity by loan type.

(2) Assumes passbook deposits are rate sensitive at the rate of 26.9% per annum, compared with 33.2% for fiscal 2004.

(3) Includes investment checking accounts, which are assumed to be immediately rate sensitive, with remaining interest bearing checking accounts assumed to be rate sensitive at 10% in the first year and 5% per annum thereafter. Noninterest checking accounts are considered core deposits and are included in the 5 + years category.

Nonperforming Loans and Foreclosed Real Estate

Nonperforming loans and foreclosed real estate (REO) consisted of the following at June 30:

(Dollars in 000's)	2005	2004	2003	2002	2001
Nonaccrual Loans:					
Mortgage	$ 3,535	$ 2,610	$ 3,786	$ 2,871	$ 1,143
Commercial and Consumer	3,626	2,345	3,498	598	516
Total nonaccrual loans	$ 7,161	$ 4,955	$ 7,284	$ 3,469	$ 1,659
Total nonaccrual loans as a percent of total loans	0.59 %	0.48%	0.58%	0.28%	0.15%
Total foreclosed real estate, net	$ 1,654	$ 2,998	$ 2,695	$ 1,717	$ 3,762
Total amount of nonaccrual loans and foreclosed real estate	$ 8,815	$ 7,953	$ 9,979	$ 5,186	$ 5,421
Total nonaccrual loans and foreclosed real estate as a percent of total assets	0.47 %	0.49%	0.61%	0.32%	0.39%

Delinquent single-family mortgage loans at June 30, 2005 consisted of 57 owner occupied homes. As of June 30, 2005, $1.5 million or 44.4% of the nonaccrual mortgage loans totaling $3.5 million were purchased from others. Management believes the loans are well collateralized.

Loans are placed on nonaccrual status when, in management's judgment, the probability of collection of principal and interest is deemed to be insufficient to warrant further accrual. When a loan is placed on nonaccrual status, previously accrued but unpaid interest is deducted from interest income. As a result, uncollected interest income is not included in earnings for nonaccrual loans. The amount of interest income on nonaccrual loans that has not been recognized in interest income was $144,000 for fiscal 2005 and $152,000 for fiscal 2004. Parkvale provides an allowance for the loss of accrued but uncollected interest on mortgage, consumer and commercial business loans which are 90 days or more contractually past due.

In addition, loans totaling $6.4 million were classified as special mention or substandard for regulatory purposes at June 30, 2005. These loans, while current or less than 90 days past due, have exhibited characteristics which warrant special monitoring. Examples of these concerns include irregular payment histories, questionable collateral values, investment properties having cash flows insufficient to service debt, and other financial inadequacies of the borrower. These loans are regularly monitored with efforts being directed towards resolving the underlying concerns while continuing with the performing status classification of such loans.

Allowance for Loan Losses

The allowance for loan loss was $15.2 million at June 30, 2005 and $13.8 million at June 30, 2004 or 1.25% and 1.34% of gross loans at June 30, 2005 and June 30, 2004, respectively. The adequacy of the allowance for loan loss is determined by management through evaluation of individual nonperforming, delinquent and high dollar loans, economic and business trends, growth and composition of the loan portfolio and historical loss experience, as well as other relevant factors.

The allowance for loan loss is continually monitored by management for potential portfolio risks and to detect potential credit deterioration in the early stages. Management then establishes reserves based upon its evaluation of the inherent risks in the loan portfolio. Management believes the allowance for loan loss is adequate to absorb probable loan losses.

Concentration of Credit Risk

Financial institutions, such as Parkvale, generate income primarily through lending and investing activities. The risk of loss from lending and investing activities includes the possibility that losses may occur from the failure of another party to perform according to the terms of the loan or investment agreement. This possibility of loss is known as credit risk.

Credit risk is increased by lending and investing activities that concentrate a financial institution's earning assets in a way that exposes the institution to a material loss from any single occurrence or group of related occurrences. Diversifying loans and investments to prevent concentrations of risks is one manner a financial institution can reduce potential losses due to credit risk. Examples of asset concentrations would include, but not be limited to, geographic concentrations, loans or investments of a single type, multiple loans to a single borrower, loans made to a single type of industry and loans of an imprudent size relative to the total capitalization of the institution. For loans purchased and originated, Parkvale has taken steps to reduce exposure to credit risk by emphasizing low-risk, single-family mortgage loans, which comprise 66.7% of the gross loan portfolio as of June 30, 2005. The next largest component of the loan portfolio is consumer loans at 16.0%, which generally consists of lower balance

The following table sets forth the allowance for loan loss allocation for the years ended June 30 (in 000's):

	2005		2004		2003		2002		2001	
General allowances:										
Residential 1-4 mortgages	$ 2,732	18.0%	$ 2,669	19.3%	$ 3,519	23.4%	$ 3,872	25.0%	$ 3,873	28.8%
Commercial & multi-family mtg	3,952	26.0%	4,029	29.2%	3,921	26.1%	3,795	24.5%	3,254	24.2%
Consumer loans	4,794	31.6%	3,542	25.6%	4,073	27.1%	4,652	30.0%	3,889	29.0%
Commercial loans	3,387	22.3%	2,896	21.0%	2,747	18.3%	2,845	18.0%	2,200	16.4%
Total general	$14,865	97.9%	$13,135	95.1%	$ 14,259	95.0%	$ 15,164	97.9%	$ 13,217	98.4%
Specific allowances:										
Residential 1-4 mortgage	$ 93	0.6%	$ 112	0.8%	$ 36	0.2%	$ 56	0.4%	$ 56	0.4%
Commercial & multi-family mtg	-	0.0%	-	0.0%	235	1.6%	-	0.0%	-	0.0%
Consumer	213	1.4%	269	1.9%	225	1.5%	272	1.8%	155	1.2%
Commercial	18	0.1%	292	2.1%	258	1.7%	-	0.0%	-	0.0%
Total specific	$ 324	2.1%	$ 673	4.9%	$ 754	5.0%	$ 328	2.1%	$ 211	1.6%
Total allowances for loan losses	$15,188	100.0%	$13,808	100.0%	$ 15,013	100.0%	$ 15,492	100.0%	$ 13,428	100.0%

Yields Earned and Rates Paid

The following table sets forth the average yields earned on Parkvale's interest-earning assets and the average rates paid on its interest-bearing liabilities, the resulting average interest rate spreads, the net yield on interest-earning assets and the weighted average yields and rates at June 30, 2005.

	Year Ended June 30,			At June 30,
	2005	2004	2003	2005
Average yields on (1):				
Loans	5.24 %	5.01 %	6.04 %	5.43 %
Investments (2)	3.64	4.08	4.75	3.73
Federal funds sold	2.29	1.02	1.45	3.25
All interest-earning assets	4.64	4.53	5.49	4.83
Average rates paid on (1):				
Savings deposits	2.22	2.43	3.30	2.31
Borrowings	4.77	4.99	5.16	4.76
Trust preferred securities	6.18	4.89	5.23	6.99
All interest-bearing liabilities	2.62	2.77	3.53	2.73
Average interest rate spread	2.02 %	1.76 %	1.96 %	2.13%
Net yield on interest-earning assets (3)	2.08 %	1.84 %	2.06 %	

(1) Average yields and rates are calculated by dividing the interest income or expense for the period by the average balance for the year. The weighted averages at June 30, 2005 are based on the weighted average contractual interest rates. Nonaccrual loans are excluded in the average yield and balance calculations.

(2) Includes held-to-maturity and available-for-sale investments, including mortgage backed securities and interest-bearing deposits.

(3) Net interest income on a tax equivalent basis divided by average interest-earning assets.

The following table presents the average balances of each category of interest-earning assets and interest-bearing liabilities for the periods indicated.

	Year Ended June 30,		
(In Thousands)	2005	2004	2003
Interest-earning assets:			
Loans	$ 1,112,113	$ 1,124,828	$ 1,199,725
Investments	479,791	308,031	250,087
Federal funds sold	77,483	113,241	116,066
Total interest-earning assets	1,669,387	1,546,100	1,565,878
Noninterest-earning assets	81,898	63,682	61,863
Total assets	$ 1,751,285	$ 1,609,782	$ 1,627,741
Interest-bearing liabilities:			
Savings deposits	1,387,788	1,292,093	1,335,538
FHLB advances and other borrowings	212,764	179,171	161,253
Trust preferred securities	28,600	25,000	25,000
Total interest-bearing liabilities	1,629,152	1,496,264	1,521,791
Noninterest-bearing liabilities	13,081	10,838	8,689
Total liabilities	1,642,233	1,507,102	1,530,480
Shareholders' equity	109,052	102,680	97,260
Total liabilities and equity	$ 1,751,285	$ 1,609,782	$ 1,627,741
Net interest-earning assets	$ 40,235	$ 49,836	$ 44,086
Interest-earning assets as a % of interest-bearing liabilities	102.5%	103.3%	102.9%

An excess of interest-earning assets over interest-bearing liabilities will enhance a positive interest rate spread.

second mortgages and home equity loans originated in the greater Pittsburgh and Ohio valley region area and the auto loan portfolio.

RESULTS OF OPERATIONS

Parkvale Financial Corporation reported net income for the fiscal year ended June 30, 2005 of $11.7 million or $2.06 per diluted share, up 16.4% compared to net income of $10.0 million or $1.77 per diluted share for the fiscal year ended June 30, 2004. The $1.7 million increase in fiscal year 2005 net income reflects a $6.2 million increase in net interest income offset by increases of $3.3 million in non-interest expense and $1.1 million in income taxes. The fiscal June 2005 results contain gains on the sale of assets and securities of $27,000 compared to fiscal 2004 gains on the sale of assets and securities of $1.1 million. Return on average equity was 10.70% for the fiscal year ended June 30, 2005, up from 9.75% for the fiscal year ended June 30, 2004.

Net interest income is the difference between interest earned on loans and investments and interest paid for deposits and borrowings. A positive interest rate spread is achieved with interest-earning assets in excess of interest-bearing liabilities, which results in increased net interest income. Net interest income was $34.8 million in fiscal 2005 compared to $28.5 million in fiscal 2004. The increase in net interest income is due primarily to the increases in loans and investments acquired from AFB on December 31, 2004.

Interest Income

Interest income from loans increased by $1.9 million or 3.4% in fiscal 2005. Average loans outstanding in fiscal 2005 were $1.112 billion, representing a decrease of $12.7 million or 1.1%, partially due to a $100.0 million decrease in amount of loan package purchases. Loan package purchases amounted to $126.9 million during fiscal 2005. The higher interest income reflected an increase in the average loan yield, which was 5.01% in fiscal 2004 and increased to 5.24% in fiscal 2005. Interest income on loans decreased by $16.1 million or 22.3% from fiscal 2003 to 2004. The average yield on loans decreased from 6.04% in fiscal 2003 to 5.01% in fiscal 2004.

Interest income on investments increased $4.9 million or 39.3% in fiscal 2005. This was the result of a $171.7 million or 55.7% increase in the average balance to $480 million offset by a decrease in the average yield on investments to 3.64% in fiscal 2005 from 4.08% in fiscal 2004. The average yield on securities decreased to 4.08% in fiscal 2004 from 4.75% in fiscal 2003 due to investing in shorter-term investments. Interest income on investments increased by $674,000 or 5.7% from fiscal 2003 to 2004. This was the result of a $57.9 million increase in the average balance.

Interest income from federal funds sold increased $626,000 from fiscal 2004 to 2005. The increase was attributable primarily to an increase in the average yield from 1.02% in fiscal 2004 to 2.29% in fiscal 2005. The average federal funds sold balance decreased from $113.2 million in fiscal 2004 to $77.5 million in fiscal 2005. The decrease is attributable to investing available funds in higher yielding loans and investments. The target federal funds rate increased 200 basis points in fiscal 2005 from 1.25% to 3.25% on June 30, 2005. The average balance of federal funds sold decreased to $113.2 million from $116.1 million between fiscal 2004 and 2003, and interest income decreased $527,000 between the two years. The average yield decreased from 1.45% in fiscal 2003 to 1.02% in fiscal 2004.

Interest Expense

Interest expense on deposits decreased $511,000 or 1.6% between fiscal 2004 and 2005. The average deposit balance increased $95.7 million or 7.4% in fiscal 2005, which was offset by a decrease in the average cost from 2.43% in fiscal 2004 to 2.22% in 2005. Interest expense on deposits decreased $12.8 million or 29.0% between fiscal 2003 and 2004. The average deposit balance also decreased by $43.4 million between the two fiscal years, and in the average cost decreased from 3.30% in fiscal 2003 to 2.43% in fiscal 2004.

Interest expense on borrowed money increased by $1.2 million or 13.5% in fiscal 2005, due to new borrowings with the FHLB of $30 million at rates ranging from 4.32% to 4.46% during fiscal 2005. The overall average cost of borrowings decreased from 4.99% in fiscal 2004 to 4.77% in fiscal 2005. Interest expense on trust preferred securities increased $546,000, or 44.6% for fiscal 2005 primarily due to the addition of $7.2 million of trust preferred securities acquired through the AFB acquisition.

Net interest income increased $6.2 million or 21.9% from fiscal 2004 to 2005. The average interest rate spread increased to 2.02% in fiscal 2005 from 1.76% in fiscal 2004, while the average net interest earning assets decreased $9.6 million. In fiscal 2004, net interest income decreased $3.7 million or 11.6%. The average interest rate spread decreased from 1.96% in fiscal 2003 to 1.76% in 2004, while average net interest earning assets increased $5.8 million between the two years.

At June 30, 2005, the weighted average yield on loans and investments was 4.83%. The average rate payable on liabilities was 2.31% for deposits, 4.76% for borrowings, 6.99% for trust preferred securities and 2.73% for combined deposits, borrowings and trust preferred securities.

Provision for Loan Losses

The provision for loan losses is an amount added to the allowance against which loan losses are charged. The provision for loan losses was $229,000 in 2005, a credit of $106,000 in 2004 and a provision of $308,000 in 2003. The provision increased by $335,000 or 316.0% in fiscal 2005 compared to fiscal year 2004. The fiscal 2004 credit provision reflects the recovery of previous charge offs and the decrease in the loan portfolio due to payoffs. Aggregate allowances were 1.25% of gross loans as of June 30, 2005. Management believes the allowance for loan losses is adequate to cover the amount of probable credit losses in the loan portfolio as of June 30, 2005.

Other Income

Total other income increased by $108,000 or 1.3% in fiscal 2005. Fee income derived from deposit accounts increased $1.2 million and other fees and charges on loan accounts increased $108,000. Gains on the sale of securities and assets decreased by $1.0 million. Fiscal 2005 gains on the sale of securities and assets were $27,000 compared to $1.1 million in fiscal 2004.

Service charges on deposit accounts increased by $1.2 million or 27.5% in fiscal 2005. Other service charges and fees increased by $108,000 or 10.1% in fiscal 2005. These increases are attributable to the AFB acquisition and enhancements to products and services for all types of deposits. Service charges on deposit accounts increased by $104,000 or 2.4% and other service charges and fees decreased by $427,000 or 28.5% between fiscal 2004 and 2003.

Miscellaneous income decreased $200,000 or 13.6% in fiscal 2005, and increased by $382,000, or 35.1%, in fiscal 2004. Income from office buildings decreased $140,000 due to the sale of underutilized buildings. Investment service fee income decreased $24,000 to $670,000 in fiscal 2005 versus $694,000 in fiscal 2004 and $869,000 in fiscal 2003. The primary increase in 2004 is attributable to income earned on Bank Owned Life Insurance. Parkvale offers nondeposit investment products directly to customers through an operating division, Parkvale Financial Services.

Other Expense

Other expense increased $3.3 million or 14.6% in fiscal 2005, due to expenses attributable to the AFB acquisition on December 31, 2004. Other expense decreased $2.2 million in fiscal 2004 due to lower levels of expenses and writedowns related to foreclosed real estate compared to fiscal 2003.

Compensation and employee benefits increased $1.5 million or 12.5% during fiscal 2005 and decreased by $656,000 or 5.1% during fiscal 2004 over the respective prior period. The 2005 increase is attributable to additional employees gained through the AFB acquisition. The 2004 decrease is attributable to the effect of a full fiscal year of a reduction in full-time equivalent employees.

Office occupancy expense increased $414,000 or 9.9% in fiscal 2005 and $42,000 or 1.0% in fiscal 2004 over the respective prior period. The fiscal 2005 increase is due to the seven additional offices gained through the AFB acquisition. The increase in fiscal 2004 is due to the addition of a new branch office during fiscal 2003.

Marketing expenses decreased $3,000 or 0.8% in fiscal 2005 and decreased $115,000 or 23.2% in fiscal 2004. The fiscal 2005 and 2004 decreases are due to lower levels of advertising spending.

Deposits at Parkvale Savings Bank (the "Bank") are insured by the Federal Deposit Insurance Corporation ("FDIC") through the Savings Association Insurance Fund ("SAIF"). FDIC insurance expense was $194,000, $200,000 and $224,000 relating to savings deposit premiums averaging 1.45 basis points during fiscal 2005, 1.55 basis points during fiscal 2004 and 1.68 basis points during fiscal 2003, respectively.

Miscellaneous expense increased by $1.1 million or 29.9% in fiscal 2005 due to an increase of data processing expense related to the systems conversion of the AFB offices in February 2005 and enhancements to products and services. Miscellaneous expense decreased by $288,000 or 7.3% in 2004.

Income Taxes

Federal and state income tax expense increased by $1.1 million or 25.5% in fiscal 2005 and decreased by $572,000 or 11.6% in 2004 due to changes in pre-tax income. The lower effective tax rate compared to the statutory rate of 35% was a result from the benefits of certain investments made by the company and its subsidiaries. As discussed in Note H, the effective tax rate for fiscal 2005, 2004 and 2003 was 31.8%, 30.2%, and 31.8%, respectively.

Commitments

At June 30, 2005, Parkvale was committed under various agreements to originate fixed and adjustable rate mortgage loans aggregating $2.8 million and $1.3 million, respectively, at rates ranging from 5.57% to 5.75% for fixed rate and 4.38% to 5.88% for adjustable rate loans, and had $91.3 million of unused consumer lines of credit and $22.5 million in unused commercial lines of credit. In addition, Parkvale was committed to purchase $21.6 million of adjustable rate loans. Parkvale was also committed to originate commercial loans totaling $4.9 million at June 30, 2005. Outstanding letters of credit total $4.7 million at June 30, 2005.

Liquidity and Capital Resources

Liquidity risk represents the inability to generate cash or otherwise obtain funds at reasonable rates to satisfy commitments to borrowers, as well as, the obligations to depositors and debt holders. Parkvale uses its asset/liability management policy and contingency funding plan to control and manage liquidity risk. In fiscal 2005, the AFB acquisition, which resulted in balance sheet growth, was funded with cash from available liquidity and capital.

Federal funds sold increased $67.0 million or 478.6% from $14 million at June 30, 2004 to $81 million at June 30, 2005. Loan balances increased $183.0 million or 18.0%, investments held to maturity decreased $17.5 million or 3.7% and cash and other interest earning balances decreased $1.8 million or 4.9%. The increase in total assets resulted from increased deposit balances of $196.4 million or 15.3% and increased advances and other debt of $57.1 million or 26.5%. Parkvale's FHLB advance available maximum borrowing capacity is $716.2 million. If Parkvale were to experience a deposit run off in excess of available cash resources and cash equivalents, available FHLB borrowing capacity could be utilized to fund the decrease in deposits.

Shareholders' equity increased $8.3 million or 7.9% at June 30, 2005 compared to June 30, 2004. Comprehensive income was $216,000, while dividends declared were $4.5 million resulting in 38.4% of net income paid to shareholders (equal to $0.80 per share) for fiscal year ended June 30, 2005. Treasury stock purchased in fiscal 2005 was $70,000, which was deployed for funding stock options, and benefit plans totaling $806,000. The book value of Parkvale's common stock increased 7.1% to $20.09 at June 30, 2005 from $18.76 at June 30, 2004 as a result of these increases in shareholders' equity.

The Bank is a wholly owned subsidiary of Parkvale. The Bank's primary regulators are the Federal Deposit Insurance Corporation ("FDIC") and the Pennsylvania Department of Banking. The Office of Thrift Supervision retains jurisdiction over Parkvale Financial Corporation due to its status as a unitary savings and loan holding company. The Bank continues to maintain a "well capitalized" status, sustaining a 6.06% Tier 1 capital level as of June 30, 2005. Adequate capitalization allows Parkvale to continue building shareholder value through traditionally conservative operations and potentially profitable growth opportunities. Management is not aware of any trends, events, uncertainties or recommendations by any regulatory authority that will have, or that are reasonably likely to have, material effects on Parkvale's liquidity, capital resources or operations.

Critical Accounting Policies and Judgments

Parkvale's consolidated financial statements are prepared based upon the application of certain accounting policies, the most significant of which are described in Note A - Significant Accounting Policies. Certain of these policies require numerous estimates and strategic or economic assumptions that may prove inaccurate or subject to variations and may significantly affect Parkvale's reported results and financial position in future periods. Changes in underlying factors, assumptions, or estimates in any of these areas could have a material impact on Parkvale's future financial condition and results of operations.

Allowance for Loan Losses. The allowance for loan losses is increased by charges to income and decreased by net charge-offs. The Bank's periodic evaluation of the adequacy of the allowance is based on known and inherent risks in the portfolio, past loan loss experience, current economic conditions, trends within Parkvale's market area and other relevant factors.

The first step in determining the allowance for loan losses is recognizing a specific allowance on individual impaired loans. Nonaccrual, substandard and doubtful commercial and other real estate loans are considered for impairment.

An allowance is recognized for loan losses in the remainder of the loan portfolio based on known and inherent risk characteristics in the portfolio, past loss experience and prevailing market conditions. Because evaluating potential losses involves a high degree of management judgement, a margin is included for the imprecision inherent in making these estimates. While management believes that the allowance is adequate to absorb estimated credit losses in its existing loan portfolio, future adjustments may be necessary if circumstances differ substantially from the assumptions used in evaluating the adequacy of the allowance for loan losses.

The allowance for loan losses at June 30, 2005 includes $12.3 million or 81.4% of the allowance allocated to loans that are not secured by single family homes. The ability of Bank customers to repay commercial or consumer loans is dependent upon the success of their business, continuing income and general economic conditions. Accordingly, the risk of loss is higher on such loans than single family loans, which generally incur fewer losses as the collateral value generally exceeds the loan amounts in the event of foreclosure.

Investment Securities Held to Maturity. Securities for which the Bank has the positive intent and ability to hold to maturity are reported at cost adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity. Declines in the fair value of individual held-to-maturity securities below their amortized cost that are other than temporary result in writedowns of the individual securities to their estimated fair value. Such writedowns are included in earnings as realized losses. Regular quarterly reviews of investment ratings and publicly available information are conducted by management and reviewed by the Audit-Finance committee. A listing of securities with ratings below investment grade are monitored and evaluated for possible writedowns. There were no writedowns in fiscal 2005, 2004 and 2003.

Foreclosed Real Estate. Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and recorded at the lower of the carrying amount or fair value of the property less cost to sell. After foreclosure, management periodically performs valuations and a valuation allowance is established for declines in the fair value less cost to sell below the property's carrying amount. Revenues, expenses and changes in the valuation allowance are included in the statement of operations. Gains and losses upon disposition are reflected in earnings as realized. The net book value of foreclosed real estate at June 30, 2004 included $1.8 million related to a vacant office building, which was sold on July 19, 2004. In fiscal 2003, writedowns and expenses related to this property of $1.1 million were recorded as estimated costs to remediate and renovate the building were higher than originally estimated and greater than the estimated net realizable value.

Goodwill and Other Intangible Assets. FAS 141, Accounting for Business Combinations is the standard of accounting for business combinations initiated after June 30, 2001. FAS 141 requires use of the purchase method and eliminated the use of the pooling-of-interest method of accounting for business combinations. FAS 141 also provided criteria to determine whether an acquired intangible should be recognized separately from goodwill. FAS 142, Accounting for Goodwill and Other Intangible Assets establishes standards for the amortization of acquired intangible assets and the non-amortization and impairment assessment of goodwill. Parkvale has $7.5 million of core deposit intangible assets subject to amortization and $25.6 million in goodwill, which is not subject to periodic amortization. Parkvale determined the amount of identifiable intangible assets based upon independent core deposit analysis.

Goodwill arising from business acquisitions represents the value attributable to unidentifiable intangible elements in the business acquired. Parkvale's goodwill relates to value inherent in the banking business, and the value is dependent upon Parkvale's ability to provide quality, cost effective services in the face of competition from other market participants on a regional basis. This ability relies upon continuing investments in processing systems, the development of value-added service features, and the ease of use of Parkvale's services. As such, goodwill value is supported ultimately by revenue which is driven by the volume of business transacted. A decline in earnings as a result of a lack of growth or the inability to deliver cost effective services over sustained periods can lead to impairment of goodwill, which could result in a charge and adversely impact earnings in future periods.

Impact of Inflation and Changing Prices

The financial statements and related data presented herein have been prepared in accordance with accounting principles generally accepted in the United States, which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, substantially all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the consumer price index.

Forward Looking Statements

The statements in this Annual Report that are not historical fact are forward looking statements. Forward looking information should not be construed as guarantees of future performance. Actual results may differ from expectations contained in such forward looking information as a result of factors including but not limited to the interest rate environment, economic policy or conditions, federal and state banking and tax regulations and competitive factors in the marketplace. Each of these factors could affect estimates, assumptions, uncertainties and risks considered in the development of forward looking information and could cause actual results to differ materially from management's expectations regarding future performance.

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

	June 30,	
ASSETS	2005	2004
Cash and noninterest-earning deposits	$ 26,040	$ 23,814
Federal funds sold	81,000	14,000
Cash and cash equivalents	107,040	37,814
Interest-earning deposits in other banks	9,474	13,547
Investment securities available for sale (cost of $24,682 in 2005 and $20,304 in 2004) (Note B)	25,022	20,372
Investment securities held to maturity (fair value of $459,645 in 2005 and $475,579 in 2004) (Note B)	460,080	477,574
Loans, net of allowance of $15,188 in 2005 and $13,808 in 2004 (Note C)	1,198,070	1,015,078
Foreclosed real estate (Note D)	1,654	2,998
Office properties and equipment, net (Note D)	13,053	10,049
Goodwill	25,634	7,561
Intangible assets and deferred charges	7,487	3,573
Prepaid expenses and other assets (Note M)	28,330	23,887
Total assets	$1,875,844	$1,612,453

LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES		
Deposits (Note E)	$1,478,335	$1,281,971
Advances from Federal Home Loan Bank (Note F)	217,141	171,093
Other debt (Note F)	23,116	19,310
Trust preferred securities (Note F)	32,200	25,000
Advance payments from borrowers for taxes and insurance	6,511	6,030
Other liabilities (Note M)	5,570	4,363
Total liabilities	$1,762,873	$1,507,767
SHAREHOLDERS' EQUITY (Notes G and I)		
Preferred stock ($1.00 par value; 5,000,000 shares authorized, 0 shares issued)	-	-
Common stock ($1.00 par value; 10,000,000 shares authorized, 6,734,894 issued)	$ 6,735	$ 6,735
Additional paid-in capital	3,536	3,616
Treasury stock at cost - 1,112,948 shares in 2005 and 1,153,806 shares in 2004	(21,680)	(22,687)
Accumulated other comprehensive income	216	43
Retained earnings	124,164	116,979
Total shareholders' equity	$ 112,971	$ 104,686
Total liabilities and shareholders' equity	$1,875,844	$1,612,453

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Years Ended June 30,		
	2005	2004	2003
INTEREST INCOME			
Loans	$ 58,259	$ 56,339	$ 72,473
Investments	17,486	12,553	11,879
Federal funds sold	1,777	1,151	1,678
Total interest income	77,522	70,043	86,030
INTEREST EXPENSE			
Deposits (Note E)	30,837	31,348	44,127
Borrowings	10,159	8,948	8,329
Trust preferred securities	1,769	1,223	1,308
Total interest expense	42,765	41,519	53,764
Net interest income	34,757	28,524	32,266
Provision for loan losses (Note C)	229	(106)	308
Net interest income after provision for loan losses	34,528	28,630	31,958
NONINTEREST INCOME			
Service charges on deposit accounts	5,702	4,474	4,370
Other service charges and fees	1,178	1,070	1,497
Net gain on sale of assets and securities (Note J)	27	1,055	1,091
Other	1,269	1,469	1,087
Total noninterest income	8,176	8,068	8,045
NONINTEREST EXPENSE			
Compensation and employee benefits	13,872	12,328	12,984
Office occupancy	4,611	4,197	4,155
Marketing	378	381	496
FDIC insurance	194	200	224
Office supplies, telephone and postage	1,791	1,582	1,661
Real estate owned impairment charge	-	-	1,100
Other	4,751	3,658	3,946
Total noninterest expense	25,597	22,346	24,566
Income before income tax expense	17,107	14,352	15,437
Income tax expense (Note H)	5,440	4,336	4,908
Net Income	$ 11,667	$ 10,016	$ 10,529
Net Income per share:			
Basic	$ 2.08	$ 1.80	$ 1.89
Diluted	$ 2.06	$ 1.77	$ 1.86

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(DOLLAR AMOUNTS IN THOUSANDS)

	Years Ended June 30,		
	2005	2004	2003
OPERATING ACTIVITIES			
Interest received	$ 81,846	$ 76,169	$ 91,279
Loan fees paid	(897)	(3,420)	(1,623)
Other fees and commissions received	7,684	6,467	6,955
Interest paid	(42,712)	(41,532)	(53,629)
Cash paid to suppliers and employees	(24,900)	(21,446)	(33,279)
Income taxes paid	(4,961)	(4,780)	(2,100)
Net cash provided by operating activities	16,060	11,458	7,603
INVESTING ACTIVITIES			
Proceeds from sales of investment securities available for sale	13,503	1,075	1,804
Proceeds from maturities of investments	197,252	211,701	249,825
Purchase of investment securities available for sale	(2,924)	(210)	(7,405)
Purchase of investment securities held to maturity	(168,306)	(481,736)	(262,672)
Maturity of deposits in other banks	4,073	4,029	(103)
Purchase of loans	(126,877)	(227,145)	(619,098)
Proceeds from sales of loans	2,441	5,903	3,128
Principal collected on loans	336,231	613,126	797,275
Loans made to customers, net of loans in process	(142,580)	(164,564)	(207,480)
Payment for acquisition of Advance Financial Bancorp, net	(12,780)	-	-
Capital expenditures, net of proceeds from sales of capital assets	621	(243)	(2,416)
Net cash provided by (used for) investing activities	100,654	(38,064)	(47,142)
FINANCING ACTIVITIES			
Net (decrease) increase in checking and savings accounts	(37,150)	40,993	44,144
Net (decrease) in certificates of deposit	(35,179)	(90,783)	(61,723)
Proceeds from FHLB advances	30,000	10,000	40,000
Repayment of FHLB advances	(5,104)	(14)	(10,014)
Net increase (decrease) in other borrowings	3,806	6,260	(3,825)
Net (decrease) in borrowers advances for tax and insurance	(122)	(1,114)	(738)
Dividends paid	(4,475)	(4,240)	(4,093)
Treasury stock contributed to benefit plans	806	731	685
Payment for treasury stock	(70)	(1,480)	(4,880)
Net cash (used for) financing activities	(47,488)	(39,647)	(444)
Net increase (decrease) in cash and cash equivalents	69,226	(66,253)	(39,983)
Cash and cash equivalents at beginning of year	37,814	104,067	144,050
Cash and cash equivalents at end of year	$ 107,040	$ 37,814	$ 104,067
Reconciliation of net income to net cash provided by operating activities:			
Net income	$ 11,667	$ 10,016	$ 10,529
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	2,118	1,830	1,739
Accretion and amortization of fees and discounts	2,362	5,008	2,440
Loan fees collected and deferred	(297)	(3,420)	(523)
Provisions for loan losses	229	(106)	308
Writedowns and expenses related to REO	-	-	1,100
Gain on sale of assets	(27)	(1,077)	(1,091)
Increase in accrued interest receivable	1,865	497	1,058
(Increase) decrease in other assets	(3,671)	(1,037)	(9,101)
Increase in accrued interest payable	162	(13)	135
(Decrease) increase in other liabilities	1,652	(240)	1,009
Total adjustments	4,393	1,442	(2,926)
Net cash provided by operating activities	$ 16,060	$ 11,458	$ 7,603

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Common Stock	Additional Paid-In Capital	Treasury Stock	Accumulated Other Comprehensive Income	Retained Earnings	Total Shareholders' Equity
Balance at June 30, 2002	$6,735	$4,293	$(19,128)	$826	$104,678	$97,404
2003 net income					10,529	10,529
Accumulated other comprehensive income:						
Change in unrealized gain on securities, net of deferred tax expense of $157				273		
Reclassification adjustment, net of taxes of $(427)				(744)		(471)
Comprehensive income						10,058
Treasury stock purchased			(4,880)			(4,880)
Treasury stock contributed to benefit plans			685			685
Exercise of stock options		(161)	372			211
Cash dividends declared on common stock at $.72 per share					(4,004)	(4,004)
Balance at June 30, 2003	$6,735	$4,132	$(22,951)	$355	$111,203	$99,474
2004 net income					10,016	10,016
Accumulated other comprehensive income:						
Change in unrealized gain on securities, net of deferred tax expense of $56				98		
Reclassification adjustment, net of taxes of $(235)				(410)		(312)
Comprehensive income						9,704
Treasury stock purchased			(1,480)			(1,480)
Treasury stock contributed to benefit plans			731			731
Exercise of stock options		(516)	1,013			497
Cash dividends declared on common stock at $.76 per share					(4,240)	(4,240)
Balance at June 30, 2004	$6,735	$3,616	$(22,687)	$43	$116,979	$104,686
2005 net income					11,667	11,667
Accumulated other comprehensive income:						
Change in unrealized gain on securities, net of deferred tax expense of $77				182		
Reclassification adjustment, net of taxes of $(4)				(9)		173
Comprehensive income						11,840
Treasury stock purchased			(70)			(70)
Treasury stock contributed to benefit plans			806			806
Exercise of stock options		(80)	271			191
Cash dividends declared on common stock at $.80 per share					(4,482)	(4,482)
Balance at June 30, 2005	$6,735	$3,536	$(21,680)	$216	$124,164	$112,971

See Notes to Consolidated Financial Statements.

Note A Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Parkvale Financial Corporation ("Parkvale" or "PFC"), its wholly owned subsidiary, Parkvale Savings Bank (the "Bank") and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Business

The primary business of Parkvale consists of attracting deposits from the general public in the communities that it serves and investing such deposits, together with other funds, in residential real estate loans, consumer loans, commercial loans and investment securities. Parkvale focuses on providing a wide range of consumer and commercial services to individuals, partnerships and corporations in the tri-state area, which comprises its primary market area. Parkvale is subject to the regulations of certain federal and state agencies and undergoes periodic examinations by certain regulatory authorities.

Revenue Recognition

Income on loans and investments is recognized as earned on the accrual method. Service charges and fees on loans and deposit accounts are recognized at the time the customer account is charged.

Operating Segments

An operating segment is defined as a component of an enterprise that engages in business activities that generate revenue and incur expense, and the operating results of which are reviewed by management. Parkvale's business activities are currently confined to one operating segment which is community banking.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reported period. Actual results could differ from those estimates.

Cash and Noninterest-Earning Deposits

The Bank is required to maintain cash and reserve balances with the Federal Reserve Bank. The reserve calculation is currently 0% of the first $7.0 million of checking deposits, 3% of the next $40.6 million of checking deposits and 10% of total checking deposits over $47.6 million. These required reserves, net of allowable credits, amounted to $5.4 million at June 30, 2005.

Investment Securities Available for Sale

Investment securities available for sale consist solely of equity securities. Unrealized holding gains and losses, net of tax, on available-for-sale securities are reported as a net amount in a separate component of shareholders' equity until realized. Gains and losses on the sale of available-for-sale securities are determined using the specific-identification method. Declines in the fair value of individual available-for-sale securities below their cost that are other than temporary will result in write-downs of the individual securities to their fair value. Any related write-downs will be included in earnings as realized losses. The FHLB of Pittsburgh stock is a restricted equity security that does not have a readily determinable fair value. The FHLB requires member institutions to maintain a minimum level of stock ownership based on a percentage of residential mortgages, subject to periodic redemption at par if the stock owned is over the minimum requirement. As such, FHLB stock is recorded at cost with no unrealized gains or losses as an investment available for sale. No securities have been classified as trading.

Investment Securities Held to Maturity

Securities for which the Bank has the positive intent and ability to hold to maturity are reported at cost adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity. Declines in the fair value of individual held-to-maturity securities below their amortized cost that are other than temporary will result in write-downs of the individual securities to their fair value. Any related write-downs will be included in earnings as realized losses.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans. Loan origination and commitment fees and certain direct origination costs have been deferred and recognized as an adjustment of the yield of the related loan, adjusted for anticipated loan prepayments. Discounts and premiums on purchased residential real estate loans are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments.

Loans are placed on nonaccrual status when, in the judgment of management, the probability of collection of principal and interest is deemed to be insufficient to warrant further accrual. All loans which are 90 or more

Note A (continued)

days delinquent are treated as nonaccrual loans. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest ultimately collected is credited to income in the period of recovery.

Allowance for Loan Losses

The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). The Bank's periodic evaluation of the adequacy of the allowance is based on known and inherent risks in the portfolio, past loan loss experience, current economic conditions, trends within Parkvale's market area and other relevant factors.

The first step in determining the allowance for loan losses is recognizing a specific allowance on individual impaired loans. Nonaccrual, substandard and doubtful commercial and other real estate loans are considered for impairment. Impaired loans are generally evaluated based on the present value of the expected future cash flows discounted at the loan's effective interest rate, at the loan's observable market price or at the fair value of the collateral if the loan is collateral dependent. Based on this evaluation, specific loss allowances are established on impaired loans when necessary.

An allowance is recognized for loan losses in the remainder of the loan portfolio based on known and inherent risk characteristics in the portfolio, past loss experience and prevailing market conditions. Because evaluating potential losses involves a high degree of management judgment, a margin is included for the imprecision inherent in making these estimates. While management believes that the allowance is adequate to absorb estimated credit losses in its existing loan portfolio, future adjustments may be necessary in circumstances that differ substantially from the assumptions used in evaluating the adequacy of the allowance for loan losses.

Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share for the three years ended June 30:

	2005	2004	2003
Numerator for basic and diluted earnings per share:			
Net Income (in 000's)	$11,667	$10,016	$10,529
Denominator:			
Weighted average shares for basic earnings per share	5,597,374	5,571,733	5,572,974
Effect of dilutive employee stock options	72,657	77,511	79,089
Weighted average shares for dilutive earnings per share	5,670,031	5,649,244	5,652,063
Net income per share:			
Basic	$2.08	$1.80	$1.89
Diluted	$2.06	$1.77	$1.86

Office Property and Equipment

Office property and equipment is recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the useful lives of the various classes of assets. Amortization of leasehold improvements is computed using the straight-line method over the useful lives of the leasehold.

Foreclosed Real Estate

Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and recorded at the lower of the carrying amount or fair value of the property less cost to sell. After foreclosure, management periodically performs valuations and a valuation allowance is established for any declines in the fair value less cost to sell below the property's carrying amount. Revenues, expenses and changes in the valuation allowance are included in the statement of operations. Gains and losses upon disposition are reflected in earnings as realized. Loans transferred to foreclosed real estate during fiscal 2005 were $1.45 million and in 2004 and 2003 were $881,000 and $1.7 million, respectively. The foreclosures in the last three years were primarily due to loans on single-family dwellings foreclosed throughout the year.

Stock Based Compensation

Stock options and shares issued under Stock Option Plans are accounted for under Accounting Principles Board Opinion No. 25 ("APB 25"), Accounting for Stock Issued to Employees. Stock options are granted at exercise prices not less than fair value of the common stock at the date of grant. Under APB 25, no compensation expense is recognized related to these plans.

Note A (continued)

Proforma information regarding net income and earnings per share as required by FAS 123, has been determined as if PFC had accounted for its stock options using the fair value recognition provisions. The fair value for these options was estimated at the date of the grants using a Black-Scholes option-pricing model.

In management's opinion, existing stock option valuation models do not provide a reliable single measure of the fair value of employee stock options that have vesting provisions and are not transferable. In addition, option valuation models require input of highly subjective assumptions including the expected stock price volatility.

Because PFC's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable measure of the fair value of its employee stock options.

For purposes of proforma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Parkvale's proforma information follows.

(dollar amounts in thousands, except per share data)
Fiscal year ended June 30,

	2005	2004	2003
Net income before stock options	$11,667	$10,016	$10,529
Compensation expense from stock option grants	30	123	248
Proforma net income	$11,637	$9,893	$10,281
Proforma income per share:			
Basic - proforma	$2.08	$1.78	$1.84
Basic - as reported	$2.08	$1.80	$1.89
Diluted - proforma	$2.05	$1.75	$1.82
Diluted - as reported	$2.06	$1.77	$1.86

Black-Scholes option pricing model assumptions are as follows:

Risk-free rate	4.79%	3.94%	3.69%
Dividend yield	3.19%	3.00%	3.18%
Volatility factor	0.17	0.18	0.17
Expected life	7	9	9

Statement of Cash Flows

For the purposes of reporting cash flows, cash and cash equivalents include cash and noninterest-earning deposits and federal funds sold. Additionally, allocation of treasury stock to retirement plans includes exercise of stock options and allocation to the employee stock ownership plan.

Treasury Stock

The purchase of PFC common stock is recorded at cost. At the date of subsequent reissue, the treasury stock account is reduced by the cost of such stock on the average cost basis, with any excess proceeds being credited to Additional Paid-in Capital.

On June 16, 2005, Parkvale extended the repurchase program to expire on June 30, 2006. During fiscal 2005, this program repurchased 2,650 shares at an average price of $26.55 representing 0.001% of the outstanding stock. The extension of the program will permit the purchase of 3.8% of outstanding stock, or 215,750 shares, to be repurchased periodically through fiscal year 2006 at prevailing market prices in open-market transactions.

Business Combinations

Parkvale adopted FAS 141, Accounting for Business Combinations, during fiscal 2002. FAS 141 eliminated the pooling-of-interests method of accounting for business combinations except for qualifying business combinations that were initiated prior to July 1, 2001. FAS 141 also included new criteria to recognize intangible assets separately from goodwill. The requirements of FAS 141 are effective for any business combination accounted for by the purchase method that is completed after June 30, 2001, and has been applied in the acquisition of AFB on December 31, 2004. See Note K.

Goodwill and Other Intangible Assets

Parkvale adopted FAS 142, Accounting for Goodwill and Other Intangible Assets, during fiscal 2002. FAS 142 defines goodwill, and intangible assets with indefinite lives are no longer amortized but are reviewed annually, or more frequently if impairment indicators arise, for impairment. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. Parkvale applied the non-amortization provisions of FAS 142 to goodwill recorded on December 31, 2004 as a result of the acquisition of AFB. AFB core deposit intangibles valued at $4.6 million at acquisition represented 4.7% of core deposit accounts, and the premium is being amortized over the average life of 8.94 years. Resulting goodwill of $18.1 million is not subject to periodic amortization. Core deposit intangible amortization expense for AFB and for Second National Bank of Masontown ("SNB") acquired on January 31, 2002 was $259,000 and $392,000 in fiscal 2005, respectively. Amortization for each of the next five years is expected to be $518,000 and $392,000 for AFB and SNB, respectively. Goodwill and amortizing core deposit intangibles aggregating $27.6 million are not deductible for federal income tax purposes. See Note K.

Note A (continued)

Derivative Financial Instruments

Parkvale adopted FAS 133, Accounting for Derivative Instruments and Hedging Activities, during the first quarter of 2001. FAS 133 establishes accounting and reporting standards requiring that every derivative be recorded in the balance sheet as either an asset or liability measured at its fair value. FAS 133 required that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. The adoption had no impact on Parkvale's financial statements, as Parkvale has not held any instruments that meet the definition of a derivative contract under FAS 133 since adoption of the statement.

Recent Accounting Standards

In December 2003, the American Institute of Certified Public Accountants, Inc. issued Statement of Position (SOP) 03-3 "Accounting for Certain Loans or Debt Securities Acquired in a Transfer." This SOP addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investors initial investment in loans or debt securities (loans) acquired in a transfer if those differences are attributable, at least in part, to credit quality. It includes such loans acquired in purchase business combinations and applies to all non-governmental entities. This SOP does not apply to loans originated by the entity. This SOP is effective for loans acquired in fiscal years beginning after December 2004, and within the scope of Practice Bulletin 6, paragraphs 7 and 8 of this SOP, as they apply to decrease in cash flows expected to be collected, should it be applied prospectively for fiscal years beginning after December 15, 2004. Parkvale will apply this SOP to future acquisitions of loans.

In November 2003, the Emerging Issues Task Force (EITF) of the FASB issued EITF Abstract 03-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments (EITF 03-1). The quantitative and qualitative disclosure provisions of EITF 03-1 were effective for years ending after December 15, 2003 and were included in Parkvale's fiscal 2004 Form 10-K. In March 2004, the EITF issued a Consensus on EITF 03-1 requiring that the provisions of EITF 03-1 be applied for reporting periods beginning after June 15, 2004 to investments accounted for under SFAS No. 115 and 124. On September 30, 2004, the FASB delayed the effective date for the measurement and recognition guidance contained in paragraphs 10-20 of EITF 03-1. EITF 03-1 establishes a three-step approach for determining whether an investment is considered impaired, whether that impairment is other-than-temporary, and the measurement of an impairment loss. PFC is in the process of determining the impact that this EITF may have on its financial statements.

Statement of Financial Standard No. 123R "Share-Based Payment," requires all companies to measure compensation costs for all share-based payments at fair value. The provisions of this statement are effective for fiscal years beginning after June 15, 2005. Statement 123R requires an entity to recognize expense in the income statement based on the estimated fair value of all outstanding awards that are not fully vested. At June 30, 2005, all of Parkvale's outstanding stock options are fully vested. For Parkvale, this statement is effective for fiscal 2006 beginning on July 1, 2005.

Statement of Financial Standard No. 154, "Accounting Changes and Error Corrections," replaces APB Opinion No. 20, "Accounting Changes", and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for reporting of a change in accounting principle. This Statement requires retrospective application to prior period financial statements of a voluntary change in accounting principle unless it is impracticable. Statement 154 is effective for fiscal years beginning after December 15, 2005 with earlier application permitted.

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

Note B Investment Securities

The amortized cost, gross unrealized gains and losses and fair values for investment securities classified as available for sale or held to maturity at June 30 are as follows:

	2005				2004			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale:								
FHLB of Pittsburgh stock	$ 15,172	$ -	$ -	$ 15,172	$ 13,924	$ -	$ -	$ 13,924
Equity securities - other	9,510	532	192	9,850	6,380	228	160	6,448
Total investment securities available for sale	$ 24,682	$ 532	$ 192	$ 25,022	$ 20,304	$ 228	$160	$ 20,372
Held to maturity:								
U.S. Government and agency obligations due:								
Within 1 year	$ 72,269	$ 8	$ 377	$ 71,900	$ 7,538	$ 42	$ 9	$ 7,571
Within 5 years	202,151	62	841	201,372	169,316	215	433	169,098
Within 10 years	85,956	149	361	85,744	160,802	83	2,592	158,293
Total U.S. Government and agency obligations	360,376	219	1,579	359,016	337,656	340	3,034	334,962
Municipal obligations due:								
Within 1 year	309	2	-	311	-	-	-	-
Within 5 years	1,905	45	-	1,950	2,233	99	-	2,332
Within 10 years	309	7	-	316	130	3	-	133
After 10 years	2,665	102	-	2,767	3,298	140	-	3,438
Total municipal obligations	5,188	156	-	5,344	5,661	242	-	5,903
Corporate debt due:								
Within 1 year	24,246	49	24	24,271	33,762	190	1	33,951
Within 5 years	9,843	32	54	9,821	29,835	537	71	30,301
Within 10 years	156	19	-	175	156	-	16	140
After 10 years	16,883	1,031	86	17,828	20,939	828	45	21,722
Total corporate debt	51,128	1,131	164	52,095	84,692	1,555	133	86,114
Total U.S. Government and agency obligations, municipal obligations and corporate debt	416,692	1,506	1,743	416,455	428,009	2,137	3,167	426,979
Mortgage-backed securities:								
FHLMC	10,959	50	85	10,924	9,088	93	130	9,051
FNMA	25,883	98	374	25,607	33,129	5	749	32,385
GNMA	2,835	131	-	2,966	1,784	114	2	1,896
SBA	12	-	-	12	57	-	-	57
Collateralized mortgage obligations ("CMOs")	3,366	3	21	3,348	5,123	2	118	5,007
Other participation certificates	333	-	-	333	384	-	-	384
Total mortgage-backed securities	43,388	282	480	43,190	49,565	214	999	48,780
Total investment securities held to maturity	$460,080	$1,788	$2,223	$459,645	$477,574	$2,351	$ 4,166	$475,759
Total investment portfolio	$484,762	$2,320	$2,415	$484,667	$497,878	$2,579	$ 4,326	$496,131

Mortgage-backed securities and CMOs are not due at a single maturity date; periodic payments are received on the securities based on the payment patterns of the underlying collateral.
Investment securities with an estimated fair value of $11,672 and $16,524 were pledged to secure public deposits and other purposes as required by law at June 30, 2005, and 2004, respectively.
Investment securities with an estimated fair value of $33,926 and $26,095 were pledged to secure commercial investment agreements at June 30, 2005, and 2004, respectively.

The following table represents the gross unrealized losses and fair value of investments aggregated by investment category and length of time that individual securities have been in continuous unrealized loss position at June 30, 2005:

	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Government and agency obligations:	$144,571	$712	$137,048	$ 867	$281,619	$1,579
Corporate debt	6,936	13	9,926	151	16,862	164
Total U.S. Government and agency obligation and corporate debt	151,507	725	146,974	1,018	298,481	1,743
Agency MBS and CMO's	4,096	13	25,718	467	29,814	480
Equity Securities - other	-	-	4,807	192	4,807	192
Total temporarily impaired securities	$155,603	$738	$177,499	$1,677	$333,102	$2,415

The investments in debt securities have not been significantly impaired. The unrealized losses are primarily the result of volatility in interest rates. Based on the credit worthiness of the issuers, management determined that the debt securities were not other-than temporarily impaired.

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

Note C Loans

Loans at June 30 are summarized as follows:

	2005	2004	2003
Mortgage loans:			
Residential:			
1-4 Family	$ 807,753	$ 723,551	$ 932,535
Multifamily	29,920	23,910	19,477
Commercial	109,146	82,186	59,796
Other	22,448	12,987	36,581
	969,267	842,634	1,048,389
Consumer loans	187,807	143,476	152,458
Commercial business loans	48,302	38,869	47,983
Loans on savings accounts	5,611	2,790	2,974
Gross loans	1,210,987	1,027,769	1,251,804
Less:			
Loans in process	418	313	117
Allowance for loan losses	15,188	13,808	15,013
Unamortized (premium) discount and deferred loan fees	(2,689)	(1,430)	(5,105)
Total net loans	$1,198,070	$1,015,078	$1,241,779

The following summary sets forth the activity in the allowance for loan losses for the years ended June 30:

	2005	2004	2003
Beginning balance	$ 13,808	$ 15,013	$ 15,492
Provision for loan losses	229	(106)	308
Allowance for loan losses from AFB acquisition	1,897	-	-
Loans recovered:			
Commercial	6	6	1
Consumer	23	122	39
Mortgage	47	235	69
Total recoveries	76	363	109
Loans charged off:			
Commercial	(423)	(779)	(253)
Consumer	(203)	(301)	(241)
Mortgage	(196)	(382)	(402)
Total charge-offs	(822)	(1,462)	(896)
Net charge-offs	(746)	(1,099)	(787)
Ending balance	$ 15,188	$ 13,808	$ 15,013

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

Note C (continued)

At June 30, 2005, Parkvale was committed under various agreements to originate fixed and adjustable rate mortgage loans aggregating $2,815 and $1,309, respectively, at rates ranging from 5.57% to 5.75% for fixed rate and 4.38% to 5.88% for adjustable rate loans, and had $91,279 of unused consumer lines of credit and $22,451 in unused commercial lines of credit. In addition, Parkvale was committed to purchase $21,636 of adjustable rate loans. Parkvale was also committed to originate commercial loans totaling $4,902 at June 30, 2005. Outstanding letters of credit totaled $4,671. Substantially all commitments are expected to fund within one year.

At June 30, Parkvale serviced loans for the benefit of others as follows: 2005 - $71,288, 2004 - $24,132 and 2003 - $24,077.

At June 30, 2005, Parkvale's loan portfolio consisted primarily of residential real estate loans collateralized by single and multifamily residences, nonresidential real estate loans secured by industrial and retail properties and consumer loans including lines of credit.

Parkvale has geographically diversified its mortgage loan portfolio, having loans outstanding in 44 states and the District of Columbia. Parkvale's highest concentrations are in the following states/area along with their respective share of the outstanding mortgage loan balance: Pennsylvania - 35.4%; Virginia - 7.2%; and Ohio - 7.1%. The ability of debtors to honor these contracts depends largely on economic conditions affecting the Pittsburgh, Columbus and greater Washington D.C. metropolitan areas, with repayment risk dependent on the cash flow of the individual debtors. Substantially all mortgage loans are secured by real property with a loan amount of generally no more than 80% of the appraised value at the time of origination. Mortgage loans in excess of 80% of appraised value generally require private mortgage insurance.

For the years ended June 30, the amount of interest income of nonaccrual loans that had not been recognized in interest income was $144 for 2005, $152 in 2004, and $248 for 2003. There was $1 in loans considered impaired at June 30, 2005 and $140 at June 30, 2004. Impaired loans are reported net of allowances of $0 and $258 at June 30, 2005 and 2004, respectively. The average recorded investment in impaired loans was $216 during fiscal 2005 and $160 during fiscal 2004. These loans were included in management's assessment of the adequacy of the general valuation allowances.

Note D Office Properties and Equipment and Foreclosed Real Estate

Office properties and equipment at June 30 are summarized by major classifications as follows:

	2005	2004	2003
Land	$ 2,498	$ 2,080	$ 2,132
Office building and leasehold improvements	11,857	9,435	9,649
Furniture, fixtures and equipment	11,149	10,339	10,386
	25,504	21,854	22,167
Less accumulated depreciation and amortization	12,451	11,805	10,971
Office properties and equipment, net	$ 13,053	$ 10,049	$ 11,196
Depreciation expense	$ 1,422	$ 1,370	$ 1,300

A summary of foreclosed real estate at June 30 is as follows:	2005	2004	2003
Real estate acquired through foreclosure	$ 1,699	$ 3,056	$ 2,695
Allowance for losses	(45)	(58)	-
	$ 1,654	$ 2,998	$ 2,695

Changes in the allowance for losses on foreclosed real estate for the years ended June 30 were as follows:

	2005	2004	2003
Beginning balance	$ (58)	$ -	$ (11)
Provision for losses	(30)	(58)	-
Less charges to allowance	43	-	11
Ending balance	$ (45)	$ (58)	$ -

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

Note E Deposits

The following schedule sets forth interest expense for the years ended June 30 by type of deposit:

	2005	2004	2003
Checking and money market accounts	$ 2,811	$ 2,227	$ 2,194
Passbook accounts	1,132	1,107	2,591
Certificates	26,894	28,014	39,342
	$ 30,837	$ 31,348	$44,127

A summary of deposits at June 30 is as follows:

	2005		2004	
	Amount	%	Amount	%
Transaction accounts:				
Checking and money market accounts	$ 295,083	20.0	$ 269,207	21.0
Checking accounts - noninterest-bearing	101,502	6.8	88,125	6.9
Passbook accounts	234,421	15.9	201,723	15.7
	631,006	42.7	559,055	43.6
Certificate of deposits	839,732	56.8	714,943	55.8
	1,470,738	99.5	1,273,998	99.4
Accrued interest	7,597	0.5	7,973	0.6
	$1,478,335	100.0	$ 1,281,971	100.0

The aggregate amount of time deposits over $100 was $150,591 and $110,147 at June 30, 2005 and 2004, respectively.

At June 30, the scheduled maturities of certificate accounts were as follows:

Maturity Period	2005	2004
1-12 months	$ 339,184	$ 281,077
13-24 months	245,208	151,246
25-36 months	90,373	145,041
37-48 months	57,648	41,753
49-60 months	26,938	36,267
Thereafter	80,381	59,559
	$ 839,732	$ 714,943

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

Note F Advances from Federal Home Loan Bank and Other Debt

The advances from the FHLB at June 30 consisted of the following:

	2005		2004	
	Balance	Interest Rate %	Balance	Interest Rate %
Due within one year	$ -	-	$ -	-
Due within five years	40,000	4.86-5.75	40,000	5.48-5.76
Due within ten years	115,406	3.00-6.75	70,509	3.00-5.62
Due within twenty years	61,735	4.32-6.27	60,584	4.97-6.75
	217,141		171,093	
Weighted average interest rate at end of period		5.14 %		5.19 %

Included in the $217,141 of advances, are $125,500 of convertible select advances. These advances may reset to the 3 month London Bank Interbank Offer Rate Index (LIBOR) and have various spreads and call dates. The FHLB has the right to call any convertible select advance on its call date or quarterly thereafter. Should the advance be called, Parkvale has the right to pay off the advance without penalty.

The FHLB advances are secured by Parkvale's FHLB stock and investment securities and are subject to substantial prepayment penalties.

Trust preferred securities are $32,200 at June 30, 2005, which qualify as Tier 1 Capital for regulatory purposes. The interest rate resets quarterly. On June 30, 2005 the rate for $25,000 was 7.07% and 5.19% at June 30, 2004. The rate for $7,200 on June 30, 2005 was 6.72%.

Additionally, other debt consists of recourse loans, repurchase agreements, and commercial investment agreements with certain commercial checking account customers. These daily borrowings had balances of $23,116 and $19,310 at June 30, 2005 and 2004, respectively.

Note G Regulatory Capital

Parkvale Savings Bank ("PSB") is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can result in certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on Parkvale's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, PSB must meet specific capital guidelines that involve quantitative measures of PSB's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. PSB's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require PSB to maintain minimum amounts and ratios of total and Tier I capital to risk-weighted assets and of Tier I capital to average assets. Management believes, as of June 30, 2005, that PSB meets all capital adequacy requirements to which it is subject.

As of June 30, 2005, the most recent notification from the Federal Deposit Insurance Corporation categorized Parkvale Savings Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category.

PSB actual regulatory capital amounts and ratios compared to minimum levels are as follows:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of June 30, 2005:						
Total Capital to Risk Weighted Assets	$125,143	11.94%	$83,844	8.00%	$104,806	10.00%
Tier I Capital to Risk Weighted Assets	111,875	10.67%	41,922	4.00%	62,883	6.00%
Tier I Capital to Average Assets	111,875	6.06%	73,811	4.00%	92,264	5.00%
As of June 30, 2004:						
Total Capital to Risk Weighted Assets	$130,220	14.34%	$72,623	8.00%	$90,779	10.00%
Tier I Capital to Risk Weighted Assets	118,827	13.09%	36,312	4.00%	54,467	6.00%
Tier I Capital to Average Assets	118,827	7.41%	64,176	4.00%	80,220	5.00%

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

Note G (continued)

Trust preferred securities of $32,200 qualify as Tier 1 capital of the Bank for regulatory capital purposes. In July 2003, the Federal Reserve Board issued a supervisory letter indicating that trust preferred securities currently will continue to qualify as Tier 1 capital for regulatory purposes until further notice. The Federal Reserve Board has also stated that it will continue to review the regulatory implications of any accounting treatment changes and will provide further guidance, if necessary. However, as of June 30, 2005, assuming the Bank was not allowed to include the trust preferred securities in Tier I capital, the Bank would still exceed the regulatory required minimums for capital adequacy purposes.

Note H Income Taxes

Income tax expense (credits) for the years ended June 30 are comprised of:

	2005	2004	2003
Federal:			
Current	$ 4,912	$ 4,391	$ 3,368
Deferred	476	(74)	1,503
State	52	19	37
Total income tax expense	$ 5,440	$ 4,336	$ 4,908

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of Parkvale's deferred tax assets and liabilities at June 30 are as follows:

	2005	2004
Deferred tax assets:		
Book bad debt reserves	$ 6,060	$ 4,593
Deferred loan fees	47	41
Fixed assets	(42)	296
Deferred compensation	161	118
Prepaid tax deposits	255	719
Other, including asset writedowns	163	86
Total deferred tax assets	6,644	5,853
Deferred tax liabilities:		
Purchase accounting adjustments	1,007	1,386
Other, net	472	418
Unrealized gains on securities available for sale	124	25
Total deferred tax liabilities	1,603	1,829
Net deferred tax assets	$ 5,041	$ 4,024

No valuation allowance was required at June 30, 2005 or 2004.

Parkvale's effective tax rate differs from the expected federal income tax rate for the years ended June 30 as follows:

	2005		2004		2003	
Expected federal statutory income tax provision/rate	$ 5,987	35.0%	$ 5,023	35.0%	$ 5,403	35.0 %
Tax-exempt interest	(177)	-1.0%	(244)	-1.7%	(344)	-2.2 %
Cash surrender value of life insurance	(163)	-1.0%	(191)	-1.3%	-	0.0 %
Dividends paid to ESOP participants	(149)	-0.9%	(140)	-1.0%	(192)	-1.3 %
State income taxes, net of federal benefit	34	0.2%	13	0.1%	25	0.2 %
Other	(92)	-0.5%	(125)	-0.9%	16	0.1 %
Actual income tax provision / rate	$ 5,440	31.8%	$4,336	30.2%	$4,908	31.8 %

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

Note I Employee Benefit Plans

Retirement Plan

Parkvale provides eligible employees participation in a 401(k) defined contribution plan. Benefit expense was $329, $321 and $345 in fiscal years 2005, 2004 and 2003, respectively, which represented a 50% company match on deferred compensation and a profit sharing contribution equal to 2% of eligible compensation.

Employee Stock Ownership Plan

Parkvale also provides an Employee Stock Ownership Plan ("ESOP") to all employees who have met minimum service and age requirements. Parkvale recognized expense of $600 in fiscal 2005, $529 in fiscal 2004 and $637 in fiscal 2003 for ESOP contributions, which were used to contribute additional shares of Parkvale's Common Stock to the ESOP. At June 30, 2005, the ESOP owned 573,526 shares of Parkvale Common Stock.

Stock Ownership Plans

Parkvale has stock option plans for the benefit of directors, officers and other selected key employees of Parkvale who are deemed to be responsible for the future growth of Parkvale. Under the Plans initiated in 1987 and 1993, there will be no further awards.

The 2004 Stock Incentive Plan (the "Incentive Plan") was approved by shareholders in October 2004 with an aggregate of 279,000 shares of authorized but unissued shares reserved for future grants. As of June 30, 2005, 10,000 shares were granted under the Incentive Plan and are immediately exercisable. At June 30, 2005, all grants are exercisable.

The following table presents option share data related to the stock option plans for the years indicated.

Exercise Price Per Share	$10.322	$19.693*	$ 16.32	$ 19.98#	$21.50	$ 25.71^	$22.995	Total
June 30, 2002	62,788	38,138	79,741	42,000	80,000			302,667
Granted						8,000	134,250	142,250
Exercised	(10,681)	(7,814)	(5,587)		(3,000)			(27,082)
Forfeitures								-
June 30, 2003	52,107	30,324	74,154	42,000	77,000	8,000	134,250	417,835
Granted						10,000		10,000
Exercised	(49,578)	(7,797)	(11,366)		(8,000)		(9,250)	(85,991)
Forfeitures			(2,156)		(3,000)		(8,500)	(13,656)
June 30, 2004	2,529	22,527	60,632	42,000	66,000	18,000	116,500	328,188
Granted						10,000		10,000
Exercised	(2,529)	(7,814)	(5,212)				(1,750)	(17,305)
Forfeitures							(2,500)	(2,500)
June 30, 2005	-	14,713	55,420	42,000	66,000	28,000	112,250	318,383

* Represents the average remaining exercise price of Director awards made annually in October 1996 and 1997.

Represents the average remaining exercise price of awards made in fiscal 1999 through fiscal 2002.

^ Represents the average remaining exercise price of Director awards made in fiscal 2003 through fiscal 2005.

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

Note J Net Gain on Sale and Writedown of Securities and Loans

Fiscal 2005 gains aggregated $27 which consists of $13 from the sale of various available for sale securities and $14 from the sale of fixed assets. Fiscal 2004 gains aggregated $1,055 which consisted of $586 from the sale of various available for sale securities and $510 from the sale of available for sale unsecured credit card loan portfolio. Loss on sale of assets includes $41 from the sale of equipment and vacant office buildings previously used as branch locations. Fiscal 2003 gains aggregating $1,091 are from the sale of equity securities.

Note K Advance Acquisition

On December 31, 2004, Parkvale completed the acquisition of Advance Financial Bancorp ("AFB") based in Ohio and West Virginia. The acquisition included loans and deposits which complemented Parkvale's portfolio and expanded the branch network into a tri-state area. The acquisition was accounted for as a purchase business combination, and AFB's operations are included for the six months ended June 30, 2005. The shareholders of AFB received $26.00 per share or $36,000. The fair value of assets acquired included $51,100 of investments and cash, $250,900 of loans with $268,700 of deposits assumed. The core deposit intangibles of $4,600 were valued at 4.7% of core deposit accounts and the premium is being amortized over an average life of 8.94 years. The resulting goodwill of $18,100 is not subject to periodic amortization. AFB goodwill and AFB amortizing core deposit intangibles in the aggregate of $17,000 are not deductible for federal income tax purposes.

	Proforma Consolidated Statement of Operations For the Twelve Months Ended June 30, 2004			*Proforma Consolidated Statement For the Twelve Months of Operations Ended June 30, 2005*		
	AFB	Parkvale	Combined	AFB	Parkvale	Combined
Total interest income	$ 16,724	$ 70,043	$ 86,767	$ 7,764	$ 77,522	$ 85,286
Total interest expense	7,374	41,519	48,893	3,246	42,765	46,011
Net interest income	9,350	28,524	37,874	4,518	34,757	39,275
Provision for loan losses	1,169	(106)	1,063	494	229	723
Net interest income after provision for losses	8,181	28,630	36,811	4,024	34,528	38,552
Other income	2,153	8,068	10,221	740	8,176	8,916
Other expense	6,180	22,346	28,526	3,729	25,597	29,326
Income before income taxes	4,154	14,352	18,506	1,035	17,107	18,142
Income tax expense	1,453	4,336	5,789	331	5,440	5,771
Net Income	$ 2,701	$ 10,016	$ 12,717	$ 704	$ 11,667	$ 12,371
Net income per share:						
Basic	$ 0.47	$ 1.80	$ 2.27	$ 0.12	$ 2.08	$ 2.20
Diluted	$ 0.47	$ 1.77	2.24	$ 0.12	$ 2.06	$ 2.18

Note L Leases

Parkvale's rent expense for leased real properties amounted to approximately $1,750 in 2005, $1,633 in 2004 and $1,591 in 2003. At June 30, 2005, Parkvale was obligated under 27 noncancelable operating leases, which expire through 2036. The minimum rental commitments for the fiscal years subsequent to June 30, 2005 are as follows: 2006 - $1,793, 2007 - $1,095, 2008 - $908, 2009 - $739, 2010 - $585 and later years - $4,218.

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

Note M Selected Information

Selected statement of financial condition data at June 30 are summarized as follows:

	2005	2004		2005	2004
Prepaid expenses and other assets:			Other liabilities:		
Accrued interest on loans	$ 4,619	$ 3,863	Accounts payable		
Reserve for uncollected interest	(144)	(152)	and accrued expenses	$ 2,448	$ 2,119
Bank owned life insurance	11,012	10,547	Other liabilities	1,261	353
Accrued interest on investments	4,458	4,030	Dividends payable	1,124	1,118
Other prepaids	3,344	1,575	Federal and state		
Net deferred tax asset	5,041	4,024	income taxes payable	737	773
Total prepaid expenses and other assets	$ 28,330	$ 23,887	Total other liabilities	$ 5,570	$ 4,363

Note N Quarterly Consolidated Statements of Operations (Unaudited)

	Three Months Ended				Year Ended
	Sep. 04	Dec. 04	Mar. 05	June 05	June 05
Total interest income	$ 17,504	$ 17,582	$ 21,039	$ 21,397	$ 77,522
Total interest expense	9,859	9,913	11,326	11,667	42,765
Net interest income	7,645	7,669	9,713	9,730	34,757
Provision for loan losses	57	54	32	86	229
Net interest income after provision for losses	7,588	7,615	9,681	9,644	34,528
Other noninterest income	1,903	1,874	2,152	2,247	8,176
Other noninterest expense	5,684	5,536	7,261	7,116	25,597
Income before income taxes	3,807	3,953	4,572	4,775	17,107
Income tax expense	1,179	1,241	1,456	1,564	5,440
Net income	$ 2,628	$ 2,712	$ 3,116	$ 3,211	$ 11,667
Net income per share:					
Basic	$ 0.47	$ 0.49	$ 0.55	$ 0.57	$ 2.08
Diluted	$ 0.47	$ 0.48	$ 0.54	$ 0.57	$ 2.06

	Three Months Ended				Year Ended
	Sep. 03	Dec. 03	Mar. 04	June 04	June 04
Total interest income	$ 18,229	$ 17,967	$ 17,488	$ 16,359	$ 70,043
Total interest expense	11,367	10,297	9,984	9,871	41,519
Net interest income	6,862	7,670	7,504	6,488	28,524
Provision for loan losses	47	(102)	23	(74)	(106)
Net interest income after provision for losses	6,815	7,772	7,481	6,562	28,630
Other noninterest income	2,199	1,718	1,876	2,275	8,068
Other noninterest expense	5,549	5,600	5,553	5,644	22,346
Income before income taxes	3,465	3,890	3,804	3,193	14,352
Income tax expense	1,035	1,187	1,148	966	4,336
Net income	$ 2,430	$ 2,703	$ 2,656	$ 2,227	$ 10,016
Net income per share:					
Basic	$ 0.44	$ 0.49	$ 0.47	$ 0.40	$ 1.80
Diluted	$ 0.43	$ 0.48	$ 0.47	$ 0.39	$ 1.77

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

Note O Parent Company Condensed Financial Statements

The condensed balance sheets and statements of income and cash flows for Parkvale Financial Corporation as of June 30, 2005 and 2004 and the years then ended are presented below. PFC's primary subsidiary is Parkvale Savings Bank.

Statements of Financial Condition

	2005	2004
Assets:		
Investment in PSB	$145,203	$129,995
Cash	302	246
Other equity investments	24	24
Other assets	808	695
Total assets	$146,337	$130,960
Liabilities and Shareholders' Equity:		
Accounts payable	$ 37	$ 151
Trust preferred securities	32,200	25,000
Deferred taxes	5	5
Dividends payable	1,124	1,118
Shareholders' equity	112,971	104,686
Total liabilities and shareholders' equity	$146,337	$130,960

Statements of Operations

	2005	2004	2003
Dividends from PSB	$39,500	$ 3,250	$ 2,000
Other income	122	85	166
Gain on sale of assets	-	-	1,091
Dividend for purchase of advance	(36,000)	-	-
Operating expenses	(1,304)	(880)	(1,384)
Income before equity in undistributed earnings of subsidiary	2,318	2,455	1,873
Equity in undistributed income of PSB	9,349	7,561	8,656
Net income	$11,667	$10,016	$10,529

Statements of Cash Flows

	Year ended June 30, 2005	2004	2003
Cash flows from operating activities:			
Management fee income received	$ 120	$ 84	$ 166
Dividends received	3,500	3,250	2,000
Taxes received from PSB	587	428	(323)
Cash paid to suppliers	(1,779)	(799)	(958)
Net cash provided by operating activities	2,428	2,963	885
Cash flows from investing activities:			
Proceeds from sales of available for sale securities	-	-	2,400
Cash acquired from AFB	1,367	-	-
Net cash provided by investing activities	1,367	-	2,400
Cash flows from financing activities:			
Payment for treasury stock	(70)	(1,480)	(4,880)
Allocation of treasury stock to retirement plans	806	731	685
Dividends paid to stockholders	(4,475)	(4,240)	(4,093)
Net cash used in financing activities	(3,739)	(4,989)	(8,288)
Net increase (decrease) in cash and cash equivalents	56	(2,026)	(5,003)
Cash and cash equivalents at beginning of year	246	2,272	7,275
Cash and cash equivalents at end of year	$ 302	$ 246	$ 2,272
Reconciliation of net income to net cash provided by operating activities:			
Net income	$11,667	$10,016	$10,529
Adjustments to reconcile net income to net cash provided by operating activities:			
Gain on sale of investments	-	-	(1,091)
Undistributed income of PSB	(9,349)	(7,561)	(8,656)
Taxes received from PSB	587	428	(323)
(Increase) decrease in other assets	(113)	24	25
(Decrease) increase in accrued expenses	(364)	56	401
Net cash provided by operating activities	$ 2,428	$ 2,963	$ 885

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

Note P Fair Value of Financial Instruments

FAS 107, Disclosure About Fair Value of Financial Instruments, requires the determination of fair value for certain of the Bank's assets, liabilities and contingent liabilities. The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and Noninterest Bearing Deposits: The carrying amount of cash which includes noninterest-bearing demand deposits approximates fair value.

Federal Funds Sold: The carrying amount of overnight federal funds approximates fair value.

Interest-Earning Deposits in Other Banks: The carrying amount of other overnight interest-bearing balances approximates fair value.

Investments and Mortgage-Backed Securities: The fair values of investment securities are obtained from the Wall Street Journal, the Interactive Data Corporation pricing service and various investment brokers for securities not available from public sources.

Loans Receivable: Fair values were estimated by discounting contractual cash flows using interest rates currently being offered for loans with similar credit quality adjusted for standard prepayment assumptions.

Deposit Liabilities: For checking, savings and money market accounts, fair value is the amount payable on demand at June 30. The fair values of fixed-maturity certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on time deposits of similar remaining maturities.

Advances from Federal Home Loan Bank: Fair value is determined by discounting the advances using current rates of advances with comparable maturities as of the reporting date.

Trust Preferred Securities: Fair value is determined by discounting the securities using current rates of securities with comparable reset rate and maturities.

Commercial Investment Agreements: The carrying amount of these overnight borrowings approximates fair value.

Loan Commitments: Fair value for off-balance-sheet instruments (primarily loan commitments) are estimated using internal valuation models and are limited to fees charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. Unused consumer and commercial lines of credit are assumed equal to the outstanding commitment amount due to the variable interest rate attached to these lines of credit.

	2005		2004	
Financial Assets:	Estimated Fair Value	Carrying Value	Estimated Fair Value	Carrying Value
Cash and noninterest-earning deposits	$ 26,040	$ 26,040	$ 23,814	$ 23,814
Federal funds sold	81,000	81,000	14,000	14,000
Interest-earning deposits in other banks	9,474	9,474	13,547	13,547
Investment securities	441,477	441,714	447,351	448,381
Mortgage-backed securities	43,190	43,388	48,780	49,565
Loans receivable	1,229,479	1,213,258	1,045,964	1,028,886
Cash Surrenderer value of BOLI	11,012	11,012	10,547	10,547
Financial Liabilities:				
Checking, savings and money market accounts	$ 631,006	$ 631,006	$ 559,055	$ 559,055
Savings certificates	838,156	839,732	720,995	714,943
Advances from Federal Home Loan Bank	228,397	217,141	179,650	171,093
Trust preferred securities	34,114	32,200	26,145	25,000
Commercial investment agreements	21,588	23,116	18,051	19,310
Off Balance Sheet				
Loan Commitments	$ (111)	$ -	$ (9)	$ -

PARENTERANDOLPH

The Power of Ideas

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders Parkvale Financial Corporation:

We have audited the consolidated statements of financial condition of Parkvale Financial Corporation and subsidiaries as of June 30, 2005 and 2004, and the related consolidated statements of operations, cash flows, and shareholders' equity for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of Parkvale Financial Corporation for the year ended June 30, 2003, were audited by other auditors whose report dated July 18, 2003, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2005 and 2004 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Parkvale Financial Corporation and subsidiaries as of June 30, 2005 and 2004, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Parkvale Financial Corporation's internal control over financial reporting as of June 30, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated July 26,2005 expressed an unqualified opinion on management's assessment of internal control over financial reporting and an unqualified opinion on the effectiveness of internal control over financial reporting.

Parente Randolph, LLC

Pittsburgh, Pennsylvania
July 26, 2005

Parkvale FINANCIAL CORPORATION

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Parkvale Financial Corporation (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting.

The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and the board of directors of the company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions or because of declines in the degree of compliance with the policies or procedures.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of June 30, 2005. In making this assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control-Integrated Framework.

As of June 30, 2005, based on management's assessment, the Company's internal control over financial reporting was effective.

Parente Randolph, LLC, the Company's independent registered public accounting firm, has issued an audit report on our assessment of the Company's internal control over financial reporting. See the accompanying "Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting" on the next page.

Robert J. McCarthy, Jr.
President and Chief Executive Officer

Timothy G. Rubritz
Vice President, Treasurer and Chief Financial Officer

July 26, 2005

PARENTERANDOLPH

The Power of Ideas

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Shareholders and Board of Directors of
Parkvale Financial Corporation:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Parkvale Financial Corporation and subsidiaries maintained effective internal control over financial reporting as of June 30, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Parkvale Financial Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Parkvale Financial Corporation and subsidiaries maintained effective internal control over financial reporting as of June 30, 2005, is fairly stated, in all material respects, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Parkvale Financial Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of June 30, 2005, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial condition of Parkvale Financial Corporation and subsidiaries as of June 30, 2005 and 2004, and the related consolidated statements of operations, shareholders' equity, and cash flows for the years then ended, and our report dated July 26, 2005 expressed an unqualified opinion.

PARENTE RANDOLPH, LLC

Parente Randolph, LLC

Pittsburgh, Pennsylvania
July 26, 2005



ROBERT D. PFISCHNER, CHAIRMAN

Retired, Former President,
E. T. Lippert Saw Co.
Manufacturer of saw blades and
fabricator of armor plate
Director since 1968 (1)(2)



ROBERT J. MCCARTHY JR., VICE CHAIRMAN

President and
Chief Executive Officer,
Parkvale Bank and
Parkvale Financial Corporation
Director since 1985 (1)(2)



FRED P. BURGER JR., DIRECTOR

President,
Burger Agency, Inc.,
Real estate
brokerage firm and
insurance agency
Director since 1981 (1)(2)



ANDREA F. FITTING, PH.D. DIRECTOR

President and
Chief Executive Officer,
Fitting Group, Inc.
Marketing communication firm
Director since 1998 (2)



PATRICK J. MINNOCK, DIRECTOR

President, Minnock
Construction Company
Builder and real estate
development
Director since 1998 (2)



HARRY D. REAGAN, DIRECTOR

Retired, Former Chief
Executive Officer
Masontown Division of
Parkvale Savings Bank
Former Chairman of the Board
and Chief Executive Officer of
The Second National Bank of
Masontown
Director since 2003 (2)

(1) Includes term as Director of the Bank prior to organization of the corporation in 1987.

(2) Currently serves as a Director of the Bank.

Great Rates,
Friendly Service



TIMOTHY G. RUBRITZ, CPA

Senior Vice President Treasurer and Chief Financial Officer

Timothy G. Rubritz Vice President-Treasurer of the Corporation since its organization in August 1987; Senior Vice President-Treasurer of the Bank since December 1989; Vice President-Treasurer from January 1986 to December 1989; joined the Bank in June 1985 as audit director; with Coopers & Lybrand from 1976 to 1985, including a general practice manager at such firm from 1982 to 1985.



GAIL B. ANWYLL

Senior Vice President Human Resources & Marketing

Gail B. Anwyll Senior Vice President of the Bank since June 2000; in charge of Human Resources Department and Marketing; Vice President from December 1992 to June 2000; Assistant Corporate Secretary since July 1990; Senior Assistant Vice President from December 1991 to December 1992; Assistant Vice President from December 1989 to December 1991; joined the Bank in August 1989 as Director of Human Resources; with Lyman Savings & Loan Association from 1976 to August 1989, serving as Executive Vice President from 1987 to August 1989.



THOMAS R. ONDEK

Senior Vice President Deposit Operations

Thomas R. Ondek Senior Vice President of the Bank since December 2001; in charge of Deposit Operations, Electronic Banking and Parkvale Financial Services; Vice President of the Bank from December 1989 to December 2001; Assistant Vice President from December 1986 to December 1989; Branch Manager from April to December 1985; joined the Bank in May 1984.



GILBERT A. RIAZZI, CPA

Senior Vice President Chief Information Officer

Gilbert A. Riazzi, Senior Vice President of the Bank since December 2003 and Chief Information Officer since July 2002; Vice President from December 1999 and Audit-Compliance Director of the Corporation and the Bank from December 1999 to July 2002; Senior Assistant Vice President from December 1996 to December 1999; Assistant Vice President from December 1993 to December 1996; joined the Bank as Internal Auditor in May 1992; with Landmark Savings from 1989 to 1992 as Audit Supervisor.



JOSEPH C. DEFAZIO

Assistant Treasurer of the Corporation since April 2003; Vice President of the Bank since December 2000 and Assistant Treasurer since December 1995; Assistant Controller from December 1986 to December 1995; joined the Bank in October 1984 as Accounting Supervisor.

JASON W. ROSS, CPA

Vice President - Audit Compliance Director of the Bank since December 2003; Audit Compliance Officer of the Corporation since July 2002; Audit Compliance Director of the Bank from July 2002 to December 2003; Senior Assistant Vice President from June 2003 to December 2003; Assistant Vice President from December 2002 to June 2003; joined the Bank in April 2002; with Arthur Andersen as Manager in Assurance and Business Advisory from 1996 to April 2002.

THOMAS A. WEBB

Vice President - Manager of Consumer, Mortgage Lending and Asset Management of the Bank since September 2003; joined the Bank in June 2003 as Manager of Consumer, Mortgage Lending and Asset Management; with Laurel Savings and Loan Association from 1998 to 2003 serving as Vice President and Chief Lending Officer.

ROBERT B. POWDERLY

Vice President - Manager of Commercial Services since joining the Bank in December 2003; Vice President of L. J. Melody & Company, a mortgage banking firm, from 1999 to 2003; with National City Bank of PA and Integra Bank from 1992 to 1999 serving as Vice President - Manager of Commercial Real Estate in both Banks.

PATRICIA A. LOWE

Manager of Branch Operations since July 2003; Senior Assistant Vice President since December 1999; Assistant Vice President from December 1997 to December 1999; Assistant Savings Manager from August 1998 to July 2003; Electronic Branchless Banking Manager from March 1997 to August 1998; Training Director from December 1995 to March 1997; Branch Manager from February 1991 to December 1995; joined the bank in April 1989.

Look inside Parkvale and see how our friendly service and community outreach has set us apart from other banks for more than 60 years. Our community outreach is spearheaded by Parkvale's employees who belong to one of seven teams, based on geographic locations. Working with other team members, our employees have worked diligently for years with their community partners, spreading sunshine and hope to the less fortunate. Like the Energizer Bunny®, they continue to give and give, for there is no need too small or too large that curtails their energy. This past year was no different from other years. The number of successful fundraisers our teams organized left many with smiles on their faces and hope for tomorrow. We are very proud of our employees and the part they have played in making our neighborhoods better. This section highlights only some of the teams' activities. We are sure that after reading about their many acts of community kindness, you will see why the generosity of our employees is a source of pride for the entire Parkvale organization.

Central Link Team. This team, consisting of more than 100 employees from headquarters, focuses its unbridled energy on The Autism Society's **Spectrum Charter School**, located in Monroeville, Pa. The school, the only one of its kind in the nation, serves students with autism disorders. This past year Central Link members raised more than $3,500 for the school through a wide variety of fundraisers, from bake sales, luncheons, and 50/50 raffles to rummage sales and the authoring and selling of a cookbook with more than **150 recipes** from Parkvale employees, customers and the school's very own staff. The school has used these funds to purchase textbooks and testing equipment for the students.

North Starz Team. Employees from our eight offices in the North Hills area of Pittsburgh make up this team. For the past several years, the North Starz have partnered with **Catholic Charities**, a human service provider serving the needs of individuals and families regardless of religious affiliation. The team's annual charity basketball game against the **Pittsburgh Steelers** tests the North Starz' creative talents and physical stamina to the max, and this year they raised $3,000 for Catholic Charities. Some of the team's other activities have included organizing bowl-a-thons for area youth, donating holiday stockings to the **St. Joseph homeless shelter**, participating in **The Salvation Army's Adopt-A-Family Program**, raising money for the tsunami victims in Southeast Asia, purchasing school supplies and clothing for local needy children, and sponsoring a baby shower for Women In Need (WIN).

Partners East Team. This team, comprised of employees from eight offices in the eastern suburbs of Pittsburgh, has supported **Family Services of Western Pennsylvania** for the past several years. Family Services provides a wide variety of programs, services and activities for needy children, adults and families in the Western Pennsylvania region. Through the sale of gourmet candy bars and chocolate-covered pretzels in each of the eight offices, this team raised $2,500 during the past year for Family Services of which $1,000 was allocated to its Consumers' Special Needs Fund, established by the team in 2003. Yet, the highlight of all of their activities continues to be their interaction with the agency's younger clients at an **old-fashioned summer picnic** complete with water balloon and Frisbee contests and a subsequent trip to a local 'cosmic bowling' alley.

POWer Team. Formed after the acquisition of Advance Financial in December 2004, Parkvale's newest team, the POWer Team, consists of employees from eight offices in the Pennsylvania, Ohio and West Virginia areas. This team jumped right into the spirit of community outreach set by Parkvale's other teams and chose to partner with **A.L.I.V.E.**, a local agency that provides safe, temporary housing to women and children who are without shelter due to domestic violence. The POWer team has raised considerable funds so far through the sale of chocolate candy at each office and looks forward to their first official fundraiser, a Steak Fry and Dance, scheduled for later this year.

Steel City Sellers Team. This team, consisting of employees from the eight city of Pittsburgh offices, chose as its community partner, **HEARTH**, which offers transitional housing for homeless women with children who desire to better themselves and leave abusive relationships. The Steel City Sellers play a key role in raising funds for HEARTH as the premier sponsor of their signature event, **"The Art of Wine and Food"**. Last year the Steel City Sellers Team presented HEARTH with a check for $32,000. Additionally, last Christmas eight HEARTH families were adopted by the team and no


ADVERTISED

child in these families went without a present under the tree. The team's outreach efforts even extended to asking a local nursery to donate 'live' trees to all HEARTH families.

SWAT Team. For the past four years, this team, comprised of employees from eight of the South Hills offices in the Pittsburgh area, has proudly supported the **Allegheny County Special Olympics**, which provides year-round sports training and athletic competition for children and adults with mental retardation. Through the sale of candy bars and other fundraisers, the SWAT team raised over $2,500 for the Special Olympics' summer games held at a local Pittsburgh high school and is the Title Sponsor for the **"Fun Fest"** area of these games. Additionally, this team participated in the **Salvation Army's annual Treasures for Children**, becoming angels to over 120 local children at Christmas.

Tri-Starz Team. This team, consisting of employees from five offices in Fayette County and two offices in the South Hills area of Pittsburgh, said hello to a new organization in January: **City Mission-Living Stones, Inc**, 'Home Again' Program & youth shelter in Uniontown, Pa. The shelter, which provides refuge for youths, ages 12 to 17 from domestic conflict at home, received much-needed paper and cleaning products and various personal items from this team's fundraising efforts. In addition to 'Home Again', the Tri-Starz Team collected gifts for the local **Salvation Army's Angel Tree**, raised over $2,400 for the Salvation Army through the sale of chocolate-covered pretzels, and, in July, participated in a **24-Hour Relay for Life to benefit the American Cancer Society**.

The Flood of 2004. In September 2004 the Pittsburgh area was deluged with heavy rains from Hurricane Frances, which raised area creeks and streams to flood levels. Eight days later, when Hurricane Ivan hit the region with seven inches of rain, exceeding the record rainfall for a single day, entire neighborhoods in eight counties in Southwestern Pennsylvania were flooded—affecting thousands of residents.

Parkvale management immediately authorized a **Flood Relief Assistance Program** for the areas hardest hit—Carnegie, Etna, Heidelberg, Millvale, and Sharpsburg—and offered reduced loan rates and deferred loan payments to qualifying individuals and families. Additionally, the **Board of Directors disbursed a total of $12,500 to several longtime Bank customers who suffered insurmountable losses to their homes or businesses in Millvale**, one of the hardest-hit areas. Each family used their portion of these funds to address their greatest need: one family sought debt relief; two others purchased equipment for their respective businesses; and the fourth family purchased articles for their home.

You can be proud of Parkvale's role in bringing relief to these families and restoring hope to their lives ... through a few acts of community kindness.

Which local bank helps you say
'THANK YOU' TO OUR TROOPS?

Parkvale Bank

Patriotic CDs

17 Month CD Term 4.00% APY*

27 Month CD Term 4.25% APY*

Look inside... at Parkvale's 'Stay Connected' program: For many soldiers, a phone call to friends and family is like a trip back home. Your donation to Parkvale's Stay Connected program will provide prepaid calling cards to local soldiers to keep them in touch with loved ones. With every donation, receive a *patriotic hand held American flag!*

Parkvale Bank
Great Rates, Friendly Service
PARKVALE.COM
These great rates available at PA offices only.

Support Our Troops–Prepaid Calling Cards and Patriotic CD Local military personnel stationed overseas received prepaid international telephone calling cards to stay in touch with family and friends, courtesy of **Parkvale's Stay Connected Program**. The Bank conducted a one-month fund drive in November 2004 which was so successful it was repeated in June 2005.

Area residents and employees generously donated over $6,800, enough to purchase 395 pre-paid calling cards for the troops. In addition to monetary donations in November, the Bank also accepted travel-sized toiletry items, letter-writing supplies, playing cards, DVD movies and music CDs for the troops.

In conjunction with raising money for the calling cards, the Bank offered special patriotic rates on certificates of deposit.

Parkvale is proud to be the recipient of the following awards recognizing our commitment to community service.

Pennsylvania Association of Community Bankers (PACB)

At the 127th Annual Convention held in September 2004 in San Antonia, Texas, PACB honored Parkvale Bank for the **'Best-of-the-Best'** in its asset category of over $400 million for its charitable activities in April 2004 during Community Banking Week. Community Banking Week is part of an overall campaign to inform the public about the many contributions made by community banks throughout the Commonwealth. The 'Best-of-the-Best' award recognized the bank for its many charitable activities, which included food drives, blood pressure screenings, raising money for a bone-marrow transplant for an 11 year old child suffering from leukemia, and teaching life banking skills to students at Spectrum Charter School.

Pittsburgh Community Reinvestment Group (PCRG)

On October 29, 2004 at its 11th Annual Banking Awards Luncheon PCRG recognized Parkvale for diversifying its product mix and creating commercial lending for local businesses and communities. Additionally the award recognized the Bank's community commitment through its first time home buyer and rehab programs.


PCRG
Parkvale Savings Bank

CORPORATE OFFICERS

Erna A. Golota	Corporate Secretary
Lisa E. Forlano, CPA	Assistant Controller

SENIOR ASSISTANT VICE PRESIDENTS

Susan V. Comis	Mortgage Lending
William E. Fritz	Manager-Monroeville Office
Mark A. Landi	Information Technology Services
Linda L. Mikelas	Manager-Millvale Office
Rose S. Modero	Consumer Lending
Janice C. Muto, PHR	Human Resources
Margaret L. Ocepek	Branch Coordination

ASSISTANT VICE PRESIDENTS

Carmen J. Bauccio, CFSA	Auditing
Dianne M. Brosky	Manager-Kennedy Township Office
Traci S. Bycura	Accounting
Lisa M. Cimbala	Loan Purchasing
Rhonda S. Clark	Manager-PMC Office
Christopher E. Conroy	Manager-Grant Street Office
Sandra A. Denk	Manager-Brentwood Office
Janet L. Gonzales	Consumer Lending
Karen S. Grainy	Deposit Operations
Despina Isogna	Manager-Squirrel Hill Office
Gregory P. Matisko	Manager-Riverview Office
Michaelene Olshavsky	Manager-Wexford Office
Darrell F. Pendro	Manager-Fourth & Wood Office
Debra J. Petraglia	Manager-Village Square Office
Miriam A. Pollock	Loan Servicing
Shelley R. Schweinsberg	Residential Loan Officer
Linda A. Seyko	Deposit Operations
John F. Sierzega	Manager-Caste Village Office
Christopher M. Trombetta	Commercial Services
Mary Lou Turbish	Manager-Aliquippa Office
Robert A. Yoswick, CPA	Commercial Services

PARKVALE BANK
ADVANCE FINANCIAL DIVISION
ADVISORY BOARD



Seated (L to R): John R. Sperlazza, W. Pete Holloway, Gary Young

Standing (L to R): Dominic J. Teramana, William E. Watson, William B. Chesson, Stephen M. Gagliardi

Missing: Kelly M. Bethel



Sitting L to R: Robert J. McCarthy, Jr. Miriam A. Pollock, Joseph C. DeFazio
Standing L to R: Sandra Reiner, Thomas R. Ondek

20 YEARS OF SERVICE

When you look at successful organizations, sometimes a look beyond the numbers to the individuals who make up that organization can help explain that success. Profitable companies often have a core group of employees whose knowledge and shared experiences have created a strong, experienced team.

Here at Parkvale we are privileged to have such a team, made up of employees who have served the Bank 20 years or more, who deliver exceptional customer service day after day, year after year, and who exemplify the SMILE qualities that form the foundation of our success.

This year we welcomed five additional employees to our core group of eighteen employees with 20 or more years of service. In May we honored these employees at an appreciation dinner for their years of dedication and loyalty to the Bank and, as a demonstration of our thanks, presented each employee with a Certificate of Appreciation and a gold watch.

We all join in congratulating them for their years of loyal and dedicated service to Parkvale, for their contributions to the growth of the Bank... and for those contagious smiles.

2004 ALL STAR SALUTE

Parkvale proudly introduces its 2004 All Stars, whose high standards of providing exceptional customer service inspire all of our employees.

Those of you familiar with the Bank's All Star Salute will see many familiar faces this year. Four of the seven 2004 All Stars are returning champions, which speaks to a proven track record of providing customers with the exceptional level of service and responsiveness they deserve.



Judith L. Baker
Noble Manor



Lori L. Kemp
Riverview



Stephen V. Kijanka
Greenfield



Joyce Lindgren
Millvale & Gibsonia



Mary Reiss
Crafton



Chuck Reposky
Greenfield



Maureen Wasko
Brownsville

Lori Kemp returns for her fourth consecutive year as an All Star, an amazing achievement considering the dedication, focus and sheer energy she has brought to her job... for 48 consecutive months! Another high achiever is the Bank's Sales & Service Specialist ***Chuck Reposky***, formerly of our Greenfield Office. Chuck has been an All Star since 2002 and like Lori, he too is a dedicated employee who brings a high level of energy to his job every day. ***Steve Kijanka*** and ***Mary Reiss***, members of the 2003 All Star Salute, continue their success as 2004 All Stars.

All of our All Stars understand that Parkvale's tradition of providing exceptional customer service begins with them. They epitomize the Bank's SMILE program that promises to each and every customer a *smile*—and so much more—as they walk through our doors. We're very proud of these seven employees and congratulate them for this considerable achievement. They truly are the best-of-the-best.


S mile
M ake eye contact
I nquire
L isten
E nthusiasm

Downtown Pittsburgh
Fourth & Wood
307 Fourth Avenue
Pittsburgh, PA 15222

Grant Street
Omni William Penn Hotel
559 Grant Street
Pittsburgh, PA 15219

Market Square
200 Fifth Avenue
Pittsburgh, PA 15222

East
Greenfield
503 Greenfield Avenue
Pittsburgh, PA 15207

Monroeville
4220 William Penn Highway
Monroeville, PA 15146

Murray Avenue
4300 Murray Avenue
Pittsburgh, PA 15217

New Kensington
931 Fifth Avenue
New Kensington, PA 15068

Norwin
90 Malts Lane
North Huntingdon, PA 15642

Oakland
3520 Forbes Avenue
Pittsburgh, PA 15213

Riverview
90 Tarentum Bridge Road
New Kensington, PA 15068

Squirrel Hill
1940 Murray Avenue
Pittsburgh, PA 15217

Verona
Rivertown Shops
74 Allegheny River Boulevard
Verona, PA 15147

South
Arlington
2132 Arlington Avenue
Pittsburgh, PA 15210

Brentwood Towne Square
501 Towne Square Way
Pittsburgh, PA 15227

Caste Village
650 Caste Village
Pittsburgh, PA 15236

Mt. Washington
55 Wyoming Street
Pittsburgh, PA 15211

Peters Township
3801 Washington Road
McMurray, PA 15317

Village Square
1500 Oxford Drive
Bethel Park, PA 15102

West
Crafton
Crafton-Ingram Shopping Center
10 Foster Avenue
Pittsburgh, PA 15205

Greentree Road
Greentree Road Shopping Center
1970 Greentree Road
Pittsburgh, PA 15220

Heidelberg
2100 Washington Pike
Carnegie, PA 15106

Kennedy Township
1789 Pine Hollow Road
McKees Rocks, PA 15136

Noble Manor
2300 Noblestown Road
Pittsburgh, PA 15205

Robinson Township
6298 Steubenville Pike
Pittsburgh, PA 15205














Drive Thru
MAC

North
Aliquippa
Aliquippa Shopping Center
2719 Brohead Road
Aliquippa, PA 15001

Allegheny Center
160 Allegheny Center Mall
Pittsburgh, PA 15212

Beaver Falls
1400 Seventh Avenue
Beaver Falls, PA 15010

Cranberry
Cranberry Mall, Rte 19
Cranberry Township, PA 16066

Gibsonia
600 Walmart Drive
Gibsonia, PA 15044

Millvale
420 Grant Avenue
Pittsburgh, PA 15209

North Hills
McKnight Seibert Shopping Center
4885 McKnight Road
Pittsburgh, PA 15237

Observatory Hill
3908 Perrysville Avenue
Pittsburgh, PA 15214

West View
West View Park Shopping Center
997 West View Park Drive
Pittsburgh, PA 15229

Wexford
Pine Tree Shoppes
12095 Perry Highway
Wexford, PA 15090

Advance Financial Division
Ohio & West Virginia
Bridgeport
435 Main Street
Bridgeport, OH 43912

Dunbar
125 Dunbar Avenue
Steubenville, OH 43952

Follansbee
1409 Main Street
Follansbee, WV 26037

Shadyside
4000 Central Avenue
Shadyside, OH 43947

Sunset
4420 Sunset Boulevard
Steubenville, OH 43952

Wellsburg
1015 Commerce Street
Wellsburg, WV 26070

Wintersville
805 Main Street
Wintersville, OH 43953

Masontown Division—Fayette County
Brownsville
6023 National Pike East
Grindstone, PA 15442

Chalk Hill
2951 National Pike
Chalk Hill, PA 15421

Cherry Tree
55 Matthew Drive
Uniontown, PA 15401

Masontown
110 South Main Street
Masontown, PA, 15461

Uniontown
173 Morgantown Street
Uniontown, PA 15401

Advance Financial Division from top to bottom: Bridgeport, OH, Follansbee, WV, Shadyside, OH, Dunbar–Steubenville, OH, Sunset–Steubenville, OH, Wellsburg, WV, and Wintersville, OH.

Say Hello to Great Rates & Friendly Service

ANNUAL MEETING

The Annual Meeting of Shareholders will be held at 10:00 a.m., Thursday, October 27, 2005, at the Pittsburgh Athletic Association, 4215 Fifth Avenue, Pittsburgh, Pennsylvania.

STOCK LISTING AND DIVIDENDS

Parkvale's Common Stock is traded in the over-the-counter market and quoted on the Nasdaq National Market System under the symbol "PVSA." Prices shown below are based on the prices reported by the Nasdaq system.

For the Quarter Ended	High	Low	Dividends
June 05	$28.55	$26.35	$0.20
March 05	31.80	27.64	0.20
December 04	33.20	26.00	0.20
September 04	27.48	25.35	0.20
June 04	$30.53	$25.21	$0.20
March 04	30.73	26.41	0.20
December 03	29.26	25.49	0.18
September 03	26.98	23.25	0.18

There were 5,635,371 shares of Common Stock outstanding as of August 29, 2005, the Voting Record Date, which shares were held as of such date by approximately 400 holders of record.

TRANSFER AGENT

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
Toll free phone: 1 (800) 368-5948
Fax: (908) 497-2312

INFORMATION REQUESTS

A copy of the 2005 Annual Report of Parkvale Financial Corporation on Form 10-K filed with the Securities and Exchange Commission, and a list of exhibits thereto, will be furnished to shareholders without charge upon their written request to the Treasurer of the Corporation at its Headquarters Office, 4220 William Penn Highway, Monroeville, PA 15146 or via email to timothy.rubritz@parkvale.com. The telephone number is (412) 373-7200.

WEB SITE

Parkvale's web site is http://www.parkvale.com

Parkvale

FINANCIAL CORPORATION

